Exhibit 99.1

April 7, 2016

TABLE OF CONTENTS

ITEM 1	GENERAL	3

ITEM 2	CORPORATE STRUCTURE	4
2.1	The Company	4
2.2	Intercorporate Relationships	4

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS	5
3.1	Profile	5
3.2	History and General Development	7
3.3	Trends / Business Outlook	10

ITEM 4	NARRATIVE DESCRIPTION OF THE BUSINESS	13
4.1	Company Overview	13
4.2	Principal Products & Services	13
4.3	Revenue Sources	23
4.4	Customer Base	23
4.5	Sales and Marketing	24
4.6	Research and Development	24
4.7	Competition	25
4.8	Intellectual Property and Other Proprietary Rights	26
4.9	Contracts	27
4.10	Employees	28
4.11	Risks Associated with Foreign Sales and Exchange Rate Fluctuations	28
4.12	Risks Associated with Cyclical or Seasonal Aspects of Business	28
4.13	Reorganizations	29
4.14	Material Contracts	29
4.15	Code of Business Conduct and Ethics	29

ITEM 5	RISK FACTORS	29

ITEM 6	MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS	29
6.1	Common Shares	29
6.2	Transfer Agent and Registrar	29
6.3	Dividend Policy	29
6.4	Market for Common Shares	30
6.5	Shareholder Rights Plan	30

ITEM 7	DIRECTORS AND EXECUTIVE OFFICERS	31
7.1	Summary Information	31
7.2	Committees of the Board of Directors	35
7.3	Certain Relationships and Related Transactions	37

ITEM 8	EXTERNAL AUDITORS	37

ITEM 9	LEGAL PROCEEDINGS	38

ITEM 10	ADDITIONAL INFORMATION	38

APPENDIX “A”		39

APPENDIX “B”		51

ITEM 1                           GENERAL

Information contained herein is provided as at January 31, 2016 and is in United States (“US”) dollars, unless otherwise indicated.

Our Annual Information Form (“AIF”) contains references to The Descartes Systems Group Inc. using the words “Descartes,” “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

This AIF also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2016, is referred to as “fiscal 2016,” “2016” or using similar words. Our fiscal year, which ended on January 31, 2015, is referred to as “fiscal 2015,” “2015” or using similar words. Other fiscal periods are referenced by the applicable year during which the fiscal period ends. For example, 2017 refers to the annual period ending January 31, 2017 and the “fourth quarter of 2017” refers to the quarter ending January 31, 2017.

You should read the AIF in conjunction with our audited consolidated financial statements for 2016 and the management’s discussion and analysis thereon (“MD&A”).  We prepare and file our consolidated financial statements and MD&A in US dollars and in accordance with US generally accepted accounting principles (“GAAP”).

We have prepared the AIF with reference to Form 51-102F2, which sets out the AIF disclosure requirements and which was established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our MD&A, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this AIF, including, but not limited to: statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to focus on generating services revenues yet to continue to allow customers to elect to license technology in lieu of subscribing to services; our expected loss of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangible assets and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this AIF; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; our dividend policy; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; our adoption of certain accounting standards and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; our continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide us with access to capital; our continued ability to identify and source attractive and executable business combination opportunities; our ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A, which is included in our Annual Report to the Shareholders for fiscal 2016, and in other documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada from time to time. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

ITEM 2                           CORPORATE STRUCTURE

2.1                               The Company

Descartes was continued under the Canada Business Corporations Act on July 5, 2006. On July 31, 2006, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and ViaSafe Inc. (“ViaSafe”). On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and Scancode Systems Inc. (“Scancode”). On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and 7322267 Canada Inc. On February 1, 2012, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and 882976 Ontario Inc.

The Descartes Systems Group Inc. head office and registered office is located at 120 Randall Drive, Waterloo, Ontario, N2V 1C6 and our general corporate phone number is (519) 746-8110.

2.2                               Intercorporate Relationships

We beneficially own, control and/or direct 100% of all voting, share or membership interests in our material subsidiaries. Our material subsidiaries, determined as at January 31, 2016, are as follows:

•                  Descartes U.S. Holdings, Inc., a Delaware subsidiary;

•                  Descartes Systems (USA) LLC, a Delaware subsidiary;

•                  Flagship Customs Services, Inc., a Maryland subsidiary;

•                  Descartes Systems Group, Inc., a Delaware subsidiary;

•                  Descartes Systems UK Limited, a UK subsidiary;

•                  InterCommIT BV, a Netherlands subsidiary;

•                  Descartes Systems (Belgium) NV, a Belgian subsidiary; and

•                  KSD Software Norway AS, a Norwegian subsidiary.

ITEM 3                           GENERAL DEVELOPMENT OF THE BUSINESS

3.1                               Profile

We use technology and networks to simplify complex business processes. We are primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; research and perform trade tariff and duty calculations and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies for which delivery is either a key or a defining part of their own product or service offering, or for which our solutions provide an opportunity to reduce costs or improve service levels by optimizing the use of their assets.

The Market

Logistics is the management of the flow of resources between a point of origin and a point of destination — processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management have been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people and business documents.

We believe logistics-intensive organizations are seeking to reduce operating costs, differentiate themselves, and improve margins.  Global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, imposition of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end-customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End-customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. While the rate of adoption of newer logistics and supply chain management technologies is increasing a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our target customers are increasingly looking for a single source, neutral, network-based solution provider who can help them manage the end-to-end shipment process — from the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, to the settlement and audit of the invoice.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment and tariff/duty information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions

Descartes’ Logistics Technology Platform unites a growing global community of trading partners, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of a network, applications and a community.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer companies access to a wide array of trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route or transform data to and from partners and deploy additional Descartes solutions on the GLN. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate themselves from their competitors.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Descartes’ comprehensive suite of solutions includes:

•                  Routing, Mobile and Telematics;

•                  Transportation Management;

•                  Customs & Regulatory Compliance;

•                  Trade Data;

•                  Global Logistics Network Services; and

•                  Broker & Forwarder Enterprise Systems.

The Descartes’ applications forming part of the Logistics Technology Platform are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternative logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. As a consequence, many companies find that on joining the GLN community, a number of their trading partners are already members, with existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

3.2                               History and General Development

Our origins were in providing logistics-focused software designed to optimally plan and manage routes for direct delivery and retail customers with private fleets. Supply chain management has evolved as companies across industry verticals have increasingly sought real-time control over their supply chain. We have established a network-based business model and are consolidating technology to provide our customers with a shared-services environment that assists our customers in gathering and exchanging source data for logistics. We have also designed value-added services that enable shippers, transportation companies and logistics intermediaries to use that information to make better business decisions and deliver better service to their own customers.

Our business has generally developed over the last three fiscal years as follows:

Fiscal 2016 and 2017 through to April 7, 2016

On March 2, 2016, we amended our $77.0 million revolving debt facility with a new senior secured credit facility (“Credit Facility”). The Credit Facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The Credit Facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The Credit Facility has a five year maturity with no fixed repayment dates prior to the end of the five year term. Borrowings under the facility are secured by a first charge over substantially all of our assets. Depending on the type of advance, interest rates under the revolving operating credit facility are based on the Canada or US prime rate, Bankers’ Acceptance (BA) or London Interbank Offered Rate (LIBOR) plus an additional 0 to 200 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement. A standby fee of between 20 to 28 basis points will be charged on all undrawn amounts. The Credit Facility contains certain customary representations, warranties and guarantees, and covenants.

On November 25, 2015, we acquired Oz Development Inc. (“Oz”), a leading US-based provider of application integration solutions that help small-to-medium sized businesses (“SMBs”) automate a number of logistics and supply chain processes. The solutions help a growing SMB community connect to, and integrate with, leading SMB ERP, CRM and e-commerce platforms. The total purchase price for the acquisition was approximately $29.5 million, net of cash acquired, which was funded with cash on hand.

On July 22, 2015, we acquired all outstanding shares of privately-held BearWare Inc. (“BearWare”), a leading US-based provider of mobile solutions to improve collaboration between retailers and their logistics service providers. BearWare’s system leverages mobile technologies to scan cartons at each point from the distribution centers through to the store front, helping retailers and their logistics service providers collaborate on store shipments. The total purchase price for the acquisition was $11.2 million, net of cash acquired, which was funded with cash on hand.

On July 20, 2015, we acquired all outstanding shares of privately-held MK Data Services LLC (“MK Data”), a leading US-based provider of denied party screening trade data and solutions. MK Data’s technology screens shipments against a comprehensive, frequently updated, international database of restricted parties helping more than 900 businesses comply with denied party screening requirements. The total purchase price for the acquisition was $80.2 million, net of cash acquired, which was funded with cash on hand.

At our annual meeting of shareholders on May 28, 2015, our shareholders elected one new director, Deborah Close, a senior executive with many years of experience in the software and oil and gas industries. Following this meeting Jane O’Hagan was appointed Chair of our Corporate Governance Committee.

Fiscal 2015

On December 5, 2014, we acquired all the outstanding shares of privately-held e-customs Inc. (“e-customs”), a leading provider of electronic security and fiscal customs filing solutions in the United Kingdom (“UK”). e-customs’ cloud-based solution, Webdecs, provides both shippers and logistics service providers with a wide range of customs capabilities to cost effectively comply with UK fiscal filing and security filing requirements. The total purchase price for the acquisition was $9.6 million, net of cash acquired, which was funded with cash on hand.

On December 5, 2014, we acquired all the outstanding shares of privately-held Pentant Limited (“Pentant”), a leading UK-based Community System Provider offering customs connectivity and import/export inventory control solutions for ocean, truck and air cargo. Pentant provides its shipper and logistics service provider customers with a reliable and secure connection to both the central UK Revenue & Customs system (known as CHIEF) and the European Union (“EU”) Import Control System (“ICS”) to streamline declaration, cargo security and clearance processes. The total purchase price for the acquisition was $2.1 million, net of cash acquired, which was funded with cash on hand.

On November 19, 2014, we acquired all the outstanding shares of privately-held Airclic Inc. (“Airclic”), a leading US-based provider of mobile solutions that help companies reduce the cost of delivering goods by automating traditional paper-based processes. Airclic’s cloud-based mobile solutions help streamline and automate complex ‘last mile’ logistics processes. The total purchase price for the acquisition was $29.6 million, net of cash acquired, which was funded with cash on hand.

On July 2, 2014, we completed a public offering of common shares in the United States and Canada at a price of $13.50 per common share pursuant to the short-form base shelf prospectus and related prospectus supplement filed in connection with the offering. The total offering of 10,925,000 common shares included the exercise in full by the underwriters of the 15% over-allotment option, for aggregate gross proceeds to Descartes of $147.5 million. Net proceeds to Descartes were approximately $142.1 million once expenses associated with the offering were deducted inclusive of the related deferred tax benefit on share issuance costs. Excluding share issuance costs payable and the deferred tax benefit on issuance costs, the net cash proceeds to Descartes were approximately $140.7 million.

On May 30, 2014 we acquired all outstanding membership interests of privately-held Customs Info, LLC (“Customs Info”), a leading US-based provider of trade data content used in Global Trade Management (“GTM”) systems and streamline global trade automation. Customs Info provides comprehensive trade data and related research tools to multi-national shippers to help them reduce operating costs, improve customs compliance, and accelerate supply chain speed. The total purchase price for the acquisition was $39.5 million, net of cash acquired, which was funded by $34.1 million in cash and approximately 0.4 million Descartes common shares valued at $5.4 million.

At our annual meeting of shareholders on May 29, 2014, our shareholders elected two new directors to our board of directors, being Jane O’Hagan, a senior executive in the transportation industry with many years of experience in the railway sector, and Edward J. Ryan, our Chief Executive Officer. Following this meeting Eric Demirian was appointed Chair of our Board of Directors and John Walker was appointed Chair of our Audit Committee.

On May 29, 2014, Allan Brett was appointed as our Chief Financial Officer. Mr. Brett is an experienced public company executive who served as Chief Financial Officer of Aastra Technologies Limited from June 1996 through to its January 2014 sale to Mitel Networks Corporation.

On May 28, 2014, we amended our revolving debt facility (the “2014 Debt Facility”), increasing the borrowing limit from $50.0 million to $77.0 million, to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The 2014 Debt Facility is comprised of a $75.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. All other terms, including security, interest rates and payment frequency, representations, warranties and guarantees, and covenants remained substantially unchanged from the original agreement.

On April 16, 2014, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that could be sold by us (or certain of our current or future shareholders) pursuant to this base shelf prospectus during the 25-month period that the base shelf prospectus, including any amendments thereto, remains valid was limited to $250 million.

On April 1, 2014, we acquired privately-held Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”), a leading US-based provider of security filing solutions and air cargo management solutions for airlines and their partners. Specifically, Computer Management’s solutions help air carriers to improve operational efficiency and streamline security filing and customs clearance processes, directly and through coordination with ground handlers and container freight stations. The total purchase price for the acquisition was $6.7 million, net of cash acquired, which was funded with cash on hand.

Fiscal 2014

On December 23, 2013, we acquired Impatex Freight Software Limited (“Impatex”), a leading UK-based provider of electronic customs filing and freight forwarding solutions. The total purchase price for the acquisition was $8.2 million, net of cash acquired, which was funded with cash on hand.

On December 20, 2013, we acquired Compudata AG and Compudata EDI Diensleister AG (collectively, “Compudata”), a leading provider of business-to-business supply chain integration and e-invoicing solutions in Switzerland. The total purchase price for the acquisition was $18.1 million, net of cash acquired, which was funded with cash on hand.

On November 27, 2013, we announced that Edward J. Ryan had been appointed as Descartes’ Chief Executive Officer, in accordance with our leadership succession plan. We also announced that J. Scott Pagan had been appointed as Descartes’ President and Chief Operating Officer. Mr. Ryan replaced Arthur Mesher as Descartes’ CEO, who retired as Chairman and CEO for health and personal reasons.

On May 2, 2013, we acquired KSD Software Norway AS (“KSD”), a leading Scandinavian-based provider of electronic customs filing solutions for the EU. The total purchase price for the acquisition was $32.4 million, net of cash acquired, which was funded with cash on hand.

On March 7, 2013, we established a $50.0 million revolving debt facility with a five year term. The facility was comprised of a $48.0 million revolving facility that could be drawn on to accommodate future acquisition activity and a $2.0 million revolving facility that could be drawn on for general working capital purposes.

3.3                               Trends / Business Outlook

Industry consolidation, rapid technological change and frequent new product introductions and enhancements continue to characterize the software and network services industries — particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers.

Increased importance is being placed on leveraging cloud-based technology to better manage logistics processes and to connect and collaborate with trading partners on a global basis, as well as to reuse and share supply chain data in order to accelerate time-to-value. Cloud-based technology also enables business networks to more easily unite and integrate services provided by a broad range of partners and technology alliances to extend functionality and further enhance collaboration between business communities. As a result, we believe there is a trend away from using manual and paper-based supply chain and logistics processes towards electronic processes powered by the exchange of electronic information between logistics and supply chain participants.

Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and new functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal, multi-process network with business document exchange and wireless mobile resource management (“MRM”) applications with end-to-end global trade compliance and collaborative supply chain execution applications. These applications include freight bookings, contract and rate management, classification of goods for tariff and duty purposes, sanctioned party screening, customs filings and electronic shipment manifest processes, transportation management, routing and scheduling, purchase order to dock door processes, and inventory visibility.

We believe that there continues to be a growing acceptance of subscription pricing and SaaS business models in the markets we serve that provide lower up-front cost and easier-to-maintain alternatives than may be available through traditional perpetual license pricing models.

TRENDS IN GLOBAL TRADE

With both global trade and counter-terrorism efforts on the rise, the role of many customs agencies around the world has evolved far beyond statistical reporting and collection of import duties and excise taxes to a growing focus on the protection of society through augmented border security and much deeper cargo security. To that end, the World Customs Organization (“WCO”) is playing a leading role in helping member agencies enhance the efficiency and effectiveness of their operations through the development, promotion and implementation of modern customs systems and procedures. One of the WCO’s principal instruments is the SAFE Framework of Standards to Secure and Facilitate Global Trade (“SAFE Framework”) which the WCO adopted in 2005.

The SAFE Framework is a non-binding instrument that contains supply chain security and facilitation standards for goods being traded internationally. Its goal is to enable better visibility and more integrated supply chain management across all modes of transport, strengthen technology and data transmission practices, enhance networking arrangements between customs administrations to improve their capability to detect high-risk consignments, and promote better cooperation between customs and the business community through the Authorized Economic Operator concept which facilitates the seamless movement of goods through secure international trade supply chains.

As more countries adopt and enhance SAFE Framework initiatives, importers, exporters and their trading partners must comply with new and stricter security and customs regulations, which often mandate the use of electronic logistics messaging. Descartes’ customs and regulatory compliance solutions connect importers, exporters, logistics providers and regulatory authorities to enable efficient data transmission, cargo security screening, customs declaration filings and compliance across multiple regulatory requirements and industry-sponsored initiatives affecting international transportation. As such, our business may be impacted as regulations affecting domestic and international trade are introduced, modified or repealed.

Additionally, as global trade increases, the importance of accurate, efficient and more automated classification and valuation processes is also increasing. Trade departments within international shippers are being required to manage import/export compliance for a growing number countries, covering everything from import (harmonized tariff) classifications, export classifications, Other Government Agency information and requirements, sanctioned party screening, and special trade programs and valuation methodologies going into the destination countries. Streamlining and automating classification process with access to global trade data and related decision support tools increases the effectiveness and productivity of the people and systems dedicated to global trade management, while enabling compliance professionals to focus on more strategic operations that can result in greater duty savings opportunities.

U.S.A.

The Automated Commercial Environment (“ACE”) was designed by US Customs and Border Protection (“CBP”) to enhance U.S. national security through more accurate, readily available data to promote seamless trade processing. The program is designed to facilitate the movement of goods while enhancing border security. Additionally, ACE aims to further automate administrative processes, reduce paper-based functions, achieve improvements in the collection of duties, taxes and fees, and help industry more easily and efficiently comply with U.S. laws and regulations.

By the end of calendar year 2016, ACE is scheduled to become the single window or the primary system through which the trade community will report all imports and exports and the government will determine admissibility and duties. The modernization effort is also helping to connect CBP and Participating Government Agencies (“PGAs”) such as the Food and Drug Administration.

As part of CBP’s overall ACE initiative, export manifest filing requirements are being deployed via a series of initial pilots by mode of transport. The goal of the export manifest program is to help close the loop between import and export process and bring more modernized standards to labor-intensive export procedures. An electronic export manifest will also enable CBP to better identify potential security concerns earlier in the supply chain while speeding the flow of compliant shipments.

CBP’s new Air Cargo Advance Screening (“ACAS”) pilot initiative has been extended to run through July 2016. ACAS is designed to provide CBP with data concerning the parties and commodities involved in air cargo prior to loading on an aircraft at a foreign port.  With information about inbound air shipments submitted earlier in the supply chain, CBP will be able to better identify high-risk shipments. Carriers and forwarders have been encouraged to participate in the pilot to better understand and shape how the program for enhanced shipment screening will affect trade and internal processes.

Canada

In Canada, the Advanced Commercial Information (“ACI”) electronic manifest (“e-Manifest”) program has been launched to provide more effective risk management processes and tools to identify threats to health, safety, and security prior to the arrival of cargo and conveyances in Canada. It is now in its third phase of implementation. Phase 1 and 2 required the electronic transmission of advance cargo and conveyance information from air and ocean carriers. Phase 3 requires the electronic transmission of advance information from highway and rail carriers and requires secondary data from freight forwarders. This phase will also call for the electronic filing of advance importer data from importer self-filers or their brokers. As of January 11, 2016, highway and rail carriers who do not comply with e-Manifest requirements will be fined under the Administrative Monetary Penalty System (AMPS) of the Canadian Border Security Authority (“CBSA”). When fully implemented, e-Manifest will require freight forwarders and importers in all modes of transportation (air, marine, highway and rail) to electronically transmit cargo, conveyance, house bill / supplementary cargo and importer data to the CBSA.

Canada is also in the pilot phase of the Pre-Load Air Cargo Targeting (“PACT”) initiative for enhanced air cargo security. Under the pilot, air carriers and freight forwarders voluntarily provide the CBSA with cargo information before cargo is loaded onto an aircraft at a foreign port. This allows the CBSA to assess the risk of the load for indications of threats to national security and aviation security. The program includes the provision of the same data set considered in ACAS in the U.S.

European Union

In January 2011, the EU launched a compliance initiative similar to the U.S. regime, called the Import Compliance System (“ICS”) and Export Compliance System (“ECS”). For imports, the regulation requires that an entry summary declaration containing safety and security data must be submitted via the EU’s ICS for goods brought into the customs territory of the European Community, with the exception of Norway and Switzerland. For exports, an exit summary declaration filed via the ECS is generally produced together with the export declaration and must also be transmitted in advance.

Following similar principles as ACAS and PACT in terms of data requirements, the EU has also launched the Pre-Departure/Loading Consignment Information for Secure Entry program. It began with express operators and now includes all-cargo and passenger air carriers.

Other Countries Around the World

Over the past few years several countries around the world have adopted various forms of advance filing requirements in respect of shipments destined for a port of that country.  These include Japan, Israel and Argentina.  Each of these has presented opportunities for the advance filing solutions offered by the Company.

Other countries, including Colombia, India, China, Nigeria, Mexico, Peru and Paraguay are also in various phases of implementing advance electronic manifest filing requirements in line with the WCO’s SAFE Framework, and we believe more countries are likely to follow this trend.

TRENDS IN MOBILE RESOURCE MANAGEMENT

The mobile resource management (“MRM”) market is also impacted by changing regulatory trends.   A number of countries have adopted legislation that requires automated reporting on various information related to the operation of vehicle fleets, including hours of service, distance travelled, speed and equipment inspections.   We believe that these types of initiatives will continue to evolve and that customers in this field are increasingly looking for technology service providers to help them manage these complex compliance requirements.

We also believe there is a trend in the MRM market towards adoption of solutions that specialize in enabling home delivery, delivery reservations and delivery route optimization that leverages GPS and other real-time available information about a delivery resource in motion. With firms such as Amazon, eBay and Zappos making home delivery a differentiating feature of the buying experience, more retailers are focusing on re-engineering their logistics processes to provide customers with cost-effective delivery alternatives, including home delivery and value-added services, with tight delivery time windows. In addition, we believe there is an increased proliferation of real-time information that is available about delivery resources in motion and that customers are seeking delivery resource management solutions that can leverage this information.

GENERAL TRENDS

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

ITEM 4         NARRATIVE DESCRIPTION OF THE BUSINESS

4.1          Company Overview

We are a global provider of on-demand, cloud-based SaaS solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, SaaS solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community.

Our pricing model provides our customers with flexibility in purchasing our solutions either on subscription, transactional or perpetual license basis. Our solutions help transportation providers (air, ocean, rail and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and logistics-intensive manufacturers, retailers, distributors and mobile service providers reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers.

4.2          Principal Products & Services

We believe that our customers prefer a technology provider that understands the unique requirements of logistics organizations and can provide a comprehensive set of solutions. Our customers are looking for collaborative solutions that help connect their enterprise to the multiple trading partners, logistics services providers and carriers that work with them. The Logistics Technology Platform helps our customers address those needs and provide a base for continuous innovation.

Logistics Technology Platform

The Logistics Technology Platform combines a network, applications and a community. It is a comprehensive technology infrastructure that Descartes customers and their trading partners use to extend the command of their logistics operations.

Network

Descartes’ GLN is the foundation on which our applications and community are built. It was designed with logistics operations in mind. It is differentiated by its management of data semantics, message delivery, transformation of data pertaining to regional or global operations and its ability to work across wired and wireless technologies.

Community

Our global logistics community is a large, multi-modal network of logistics-intensive companies.  We have historically enhanced our current solutions and added additional applications and community members through organic growth and acquisitions to strengthen our Logistics Technology Platform.

Applications

With the GLN as the connectivity foundation, we have been expanding our logistics application functional footprint to offer a broad array of modular interoperable web and wireless logistics management solutions.

We provide applications that help companies better manage their logistics book-to-bill process and purchase order-to-dock process, track inventory, meet regulatory requirements, optimize fleet performance, manage deliveries, and effectively communicate and collaborate with their logistics partners. These applications can be principally categorized as: (i) Routing, Mobile & Telematics; (ii) Transportation Management; (iii) Customs & Regulatory Compliance; (iv) GLN Services; and (v) Broker & Forwarder Enterprise Systems.

(i)                                    Routing, Mobile & Telematics

Descartes’ Routing, Mobile & Telematics suite supports the closed-loop process associated with planning, tracking, measuring, delegating and optimizing the use of assets and people that are involved in the movement of goods. These solutions can improve productivity and reduce fuel, vehicle and labor costs. The suite helps address business challenges including the following: (1) strategic planning; (2) daily planning; (3) pickup/delivery reservations; (4) dispatch and vertical specific mobile solutions; (5) commercial fleet navigation; (6) reporting and measuring; (7) sales and merchandiser management; and (8) telematics and compliance.

(1)                                    Strategic Planning:  Descartes Sales & Territory Planner™ and Descartes Area Planner™

For strategic planning of recurring pickups or deliveries, Descartes Sales & Territory Planner performs complex service scheduling that simultaneously considers daily, weekly and multi-week deliveries, as well as holidays and other non-working days. It also evaluates geographic distribution and sales potential for each customer to help establish optimal territories and routes. Factors considered include minimizing travel time and related costs, and balancing opportunities across members of the sales team. Additional parameters such as stops, distance and sales volume can also be used to help determine routes and route schedules for sales, delivery or both.

For strategic planning of highly variable pickups and deliveries, Descartes Area Planner utilizes historical demand with algorithms to create models of demand density patterns.  Those patterns are used to create territory and route plans.  Descartes Area Planner takes into account service levels and delivery product types and is able to test the territory and route plan’s resilience to change. Descartes Area Planner typically is used to generate multiple plans to fit daily, seasonal or business cycle driven demand variability.

(2)                                    Daily Planning:  Descartes Route Planner™, Descartes Route Planner RS™, Descartes Route Planner On-demand™ and Winroute™

Descartes provides a number of daily planning solutions to address the range of customer requirements from the most complex to simple needs. Descartes Route PlannerTM takes in new orders as they are placed, optimizes them in real-time, allocating resources to help maximize operating efficiencies, deliver priority service to the most profitable accounts and routes, and maintain overall customer service objectives. Our other daily planning solutions optimize orders in groups, balancing service with costs and operational constraints. Our daily planning solutions are designed to integrate with existing order management or transportation planning systems, and can help companies reduce costs as a result of shorter routes, reduced fuel consumption and enhanced fleet utilization. Descartes’ comprehensive offering addresses a broad range of operational environments that can vary across different industries.

(3)                                    Pickup/Delivery Reservations:  Descartes Reservations™

Descartes Reservations facilitates on-line scheduling of deliveries or service — either for self-service or as a decision support tool for customer service agents. It helps companies to effectively tailor service to the demands of key customers while helping to achieve internal profitability goals. Descartes Reservations also confirms that requests can be met and schedules in the appointment, making Descartes Reservations an effective capable-to-promise tool.

(4)                                 Descartes Execution and Mobile Solutions:  Descartes Route Planner Dispatch™, Descartes Route Planner OnDemand Dispatch, Descartes Route Planner Automated Vehicle Locator™, Descartes Route Planner OnDemand AVLTM, Descartes MobileLink™, Descartes Food Perform™, Descartes Distribution Perform™, and Descartes Transport Perform™

Descartes Execution solutions (Descartes Route Planner OnDemand Dispatch, Descartes Route Planner Automated Vehicle Locator™, Descartes Route Planner OnDemand AVL™) manage routes in progress, tracking their performance, addressing route exceptions as they occur and capturing delivery and pickup status updates. Descartes Execution Solutions facilitate the assignment and execution of pre-planned and same-day pick-ups and deliveries. Descartes Mobile solutions (Descartes MobileLink™, Descartes Food Perform™, Descartes Distribution Perform™, and Descartes Transport Perform™) provide integrated two-way wireless communication and supports active and passive monitoring capabilities for enhanced logistics execution. By combining route planning and a free flow of information between dispatchers and the field, Descartes Mobile solutions extend the traditional route planning process and provide real-time visibility into the execution of the plan.  The combination of Descartes’ Daily Planning solutions with Descartes Execution and Descartes Mobile solutions form the core of plan versus actual performance evaluation and continuous logistics improvement.

Descartes Food Perform, Distribution Perform, and Transport Perform are cloud-based mobile solutions that automate traditional paper-based processes and help streamline complex ‘last mile’ logistics processes. These solutions have been tailored to support ‘last mile’ commercial processes unique to each industry. They provide configurable, feature-rich mobile technology and advanced electronic proof of delivery operating on a hand-held device carried by drivers and other field personnel.

(5)                                 Commercial Fleet Navigation:  Descartes Mobium GPS Navigation™

Descartes’ Mobium GPS Navigation™ solution was specifically designed for businesses. Unlike navigation systems for the consumer market, Descartes Mobium GPS Navigation features centralized real-time fleet management, automated license provisioning, over-the-air updates, and easy integration with business applications already on a mobile device.

(6)                                 Reporting and Measuring:  Descartes Reporting Services™

Descartes Reporting Services helps companies create and distribute reports within an organization or to suppliers, vendors, sub-contractors or carriers. It provides a simple, secure way to create customized delivery statistics and metrics. It can help simplify the creation and management of supply chain scorecards and, as a byproduct, can help identify best practices.

(7)                                 Sales and Merchandiser Management: Descartes Sales and Merchandiser Management™

Descartes Sales and Merchandiser Management enables resource planning, route building and optimization, and tracking across delivery operations and mobile workforces, including sales representatives, territory managers and merchandisers. Descartes Sales and Merchandiser Management facilitates weekly activity planning, delivery status visibility for merchandisers and sales representatives, actual distance driven, in-store time calculation and work data collection, and consolidated performance reporting. Performance data can be uploaded to corporate payroll and expense reporting systems to ensure appropriate payments are being made for resource performance. Descartes Sales and Merchandiser Management helps our customers improve sales and merchandising productivity, cut costs and improve customer service.

(8)                                 Telematics and Compliance: Descartes Telematics and Compliance™, Descartes Smartanalysis™ and Descartes SmartLicence™

Descartes’ Telematics and Compliance solutions offer next generation mobile handheld devices that can continuously monitor performance of vehicles and drivers. Robust functionality for tracking vehicles, monitoring and scoring driving behavior and automation of driver logs and reporting on driver hours for “hours of service” regulatory compliance helps increase workforce productivity and safety, prevents “hours of service” violations and reduces or eliminates excess paperwork and processing times. In Europe, Descartes’ Smartanalysis™ product is a leading tachograph analysis and compliance management solution. It is used by road transport operators of all sizes to meet legal obligations and comply with Europe’s complex driver working time regulations.  Descartes SmartLicence is a comprehensive online tool for fleet operators in the U.K. for electronically managing driving licenses and verifying license details with the U.K.’s Driver and Vehicle Licensing Agency.

(ii)                                Transportation Management

Descartes’ Transportation Management provides robust, network-based, modular, end-to-end multimodal functionality that spans the entire shipment lifecycle. We streamline and support our customers’ ability to turn purchase or sales order fulfillment into transport orders, manage carrier contracts, optimize and execute transportation plans, execute cross-docked and pooled shipments, connect to trading partners, control the flow of prepaid freight, track shipments and inventory, audit freight and manage supplier/carrier performance. The suite addresses unique requirements across truck, air, ocean and parcel modes.

Descartes Transportation Manager™

Descartes Transportation Manager facilitates efficient planning and execution of shipping across air, ocean, truck and parcel modes at multiple touch-points in the distribution process. It helps logistics managers, shippers and third parties simultaneously evaluate shipment alternatives to find efficient shipping methods. It is a solution that scales from the loading dock to the enterprise, providing up-to-date rates that allow the customer to both make efficient shipment decisions and comply with carrier communications, manifesting and labeling requirements. The pick, pack and ship capability helps our customers manage small parcel shipments with postal services, a variety of small-package delivery carriers and over 150 less-than-truckload carriers. It evaluates and optimizes transportation purchases across modes for both operational effectiveness and cost efficiency, and helps answer tough questions such as: “How can I effectively use all of my carrier contracts?”; “Who is the most suitable carrier in this mode to handle my shipment?”; “What shipments can I combine to lower my costs?”; and, “What shipment consolidation should I use - aggregation, multi-stop routes or pooling to reduce costs while meeting service requirements”?

Descartes Dock Appointment Scheduling™

Descartes Dock Appointment Scheduling is a collaborative solution that enables shippers, carriers and consignees to schedule dock door appointments. It streamlines the dock appointment process by distributing the responsibility for scheduling from the warehouse to carriers and suppliers. By ensuring all supply chain partners are involved in the process and have visibility into requested, scheduled and rescheduled dock orders and appointments, this solution is designed to optimize shipping and receiving operations at a warehouse.

Descartes Yard Management™

A module of Descartes Transportation Manager, Descartes Yard Management enables shipping and receiving staff, gate guards and yard jockeys to more effectively manage the movement of trailers and identify inventory in the yard.  Designed to work seamlessly with Descartes Transportation Manager, Descartes Yard Management provides command and control of yards of all sizes.

Descartes Rate Builder™

Descartes Rate Builder is a solution that helps carriers and non-vessel owning common carriers (“NVOCCs”) manage global rates, contracts and rate agreements more efficiently and meet regulatory obligations. Descartes Rate Builder enables companies to create, revise, store and distribute rates via the Internet. Once they are generated, Descartes Rate Builder stores all rates in a central database with controlled access privileges. Carriers can designate a “contract owner” who can allow multiple users to contribute during the drafting of a new contract or amendment. NVOCCs can effectively manage a global rate network and help enable logistics service providers (“LSPs”) to create and manage both buy-side and sell-side rates digitally, enforce a standardized global pricing policy and implement a global rate request process.   Descartes Rate Builder also supports the audit of ocean bills of lading.

Descartes BearWare™

The Descartes BearWare solution offering can help customers to achieve visibility, reduce cost, and remove bottlenecks as retail products move from a shipper’s Distribution Center (“DC”), consolidation point, or DC bypass facility through third-party transportation provider networks and ultimately to its stores. The offering includes:

•                  a carton-level freight tracking solution used by 3rd-party pool distributors for receiving, sorting, scanning, and delivering retail freight to a shipper’s stores;

•                  a web-based visibility tool that allows a retailer to see its entire outbound distribution supply chain and reverse logistics operations, as well as, view shipping and receiving events in its inbound supply chain from purchase order issue, to freight forwarder and transloader shipments, through to distribution center receipts;

•                  an offsite inventory management solution that allows retailers to maximize retail sales floor space by allowing store backroom inventory to be relocated offsite, but still be rapidly accessible for store replenishment. The suite also features a fully integrated claims management process for lost or damaged cartons; and

•                  a low-cost, easy-to use scanning solution for tracking barcoded assets.

Descartes Bookings and Reservations™

Descartes’ centralized booking portals provide visibility into rates, contracts, and shipment details from global locations to enable more informed decision-making and contract development. Carriers can distribute product, routing, capacity and rate information to forwarders 24/7 in real-time, while forwarders can access carrier information and make electronic bookings via a simple web browser. Integration of cost tables with contracts also allows for deeper analysis to improve asset utilization and overall margins. Additionally, our host-to-host service enables forwarders to execute bookings from within their own in-house systems. Descartes Bookings and Reservations services include the Descartes Global Freight Exchange and Descartes CargoBooker.

Descartes OzLink™

Descartes OzLink is a platform for integrating and extending ERP, accounting, e-commerce, and WMS systems to streamline order management, inventory control, and shipping.  The solution functions as a complement to core business systems where gaps exist in the flow of data and/or system automation. Descartes OzLink’s standard integration modules and business process extensions can help seamlessly move data between systems and automate tasks to eliminate labor-intensive clerical work, error-prone data entry, lead time delays, and compromised customer service. The solution can flexibly connect systems that run in the cloud, operate on premise or within a hosted environment to address an extensive range of e-Commerce, warehousing, and shipping processes.

(iii)                            Customs & Regulatory Compliance

Our Customs & Regulatory Compliance solutions help companies meet regulatory requirements for international shipments and the necessary customs declarations and security initiatives. We offer different methods to transmit shipment information directly to customs authorities or to the carriers who may be compiling data for security filing, which helps to ensure the smooth delivery of cargo as it moves through ports and airports, and ultimately to the end customer.

Descartes Advanced Manifest Service™

For carriers, freight forwarders, NVOCCs and shippers, Descartes Advanced Manifest Service offers a number of solutions to enable firms to comply with security manifest filing initiatives of certain countries that have adopted various advance filing requirements across a number of different modes of transportation. To accommodate customers’ varying technical capabilities, we offer options that range from a user-friendly web form that permits manual entry of cargo manifest information to a tightly integrated system-to-system electronic data interchange (“EDI”) connection.  Descartes’ offerings in this area in include the Descartes Advance Manifest Service™, Importer Security Filing, Descartes EDItrade™ Compliance, Descartes Global Security Compliance™ and Descartes ACAS Solution™.

Descartes Export Compliance™

Descartes Export Compliance suite offers denied party screening, license validation and audit for all international trading partners.  Screening parties for acceptability for receipt of product and the proper use of export licenses is essential to support compliance with the US and EU requirements for export.

Descartes Border Compliance™

Descartes Border Compliance provides customs compliance services to assist transportation providers and LSPs with imports and/or exports to Canada, the US, India and the Netherlands. Through our Viatrade Service, the GLN offers an enhanced range of services to help carriers and LSPs negotiate increasingly complex document exchange requirements brought about by international security initiatives and tightened borders. In addition, Descartes Border Compliance services enable customs brokers to receive electronic manifests and invoices from carriers so the manifest can be mapped to the Canadian and US customs release systems.

Descartes Ocean Tariff Compliance™

Descartes Ocean Tariff Compliance helps ocean carriers comply with US Federal Maritime Commission requirements, and also helps manage the rate information for cargo that moves according to the terms of a privately-negotiated service contract or NVOCC Service Arrangement rather than the public rates of a tariff.

Descartes Electronic In-Bond™

Specifically for carriers, Descartes Electronic In-Bond helps transmit the necessary advance electronic cargo information to CBP regarding inbound shipments prior to their arrival in the US. Using approved EDI protocols for the transmission of advance cargo information, we help carriers complete the requirements for filing, and receive in-bond movement authorization within minutes instead of hours or even days.

Descartes Customs Warehouse Management™

Descartes Customs Warehouse Management solution can play an integral role in simplifying procedures associated with customs warehousing, while taking advantage of the maximum available benefits. This on-demand solution is specifically designed to allow users to manage goods stored under the customs warehouse procedure, by storing information on imported goods and accounts, tracking all movement and activity, and enabling more accurate and timely electronic declaration processing. Customs warehousing is used by many organizations as a means to suspend/defer import duties and/or value-added tax on goods entering the EU. It is an effective and efficient means of enabling importers to choose an optimum time to clear goods and pay duties or re-export them outside of the EU.

Descartes KSD Global Customs & Transport™

Descartes’ KSD Global Customs & Transport (“GCT”) suite provides its customers with European-centric customs declaration, security filing, transportation management and freight forwarding technology solutions on both a SaaS basis and a deployed model. The GCT platform supports fiscal customs filings in 18 countries and security filings in all 27 EU member states.

Descartes Pentant™

Descartes Pentant™ is a Community System Provider (“CSP”) in the UK providing manufacturers, retailers, distributors and logistics service provider customers with a reliable and secure connection to both CHIEF (the central UK Revenue & Customs system) and the EU’s ICS to streamline declaration, cargo security and clearance processes. Pentant also helps customers meet UK Revenue & Customs requirements for imports and exports to be managed through a fully approved inventory control system for the ports of Dover, Portland, Poole, Plymouth, Teignmouth, Bideford, Scrabster, as well as London City and Warton airports.

Descartes e-customs™

Descartes e-customs™ is a modular, cloud-based solution offering that helps manufacturers, retailers, distributors and logistics service providers to cost-effectively comply with UK and fiscal security filing requirements.  It is designed to reduce complexity, increase automation, and facilitate the end-to-end customs declaration process easy. Importers and exporters can leverage default and client-specific standing data, declaration templates, historical filings, on-screen tips and system validations to increase speed and accuracy in the filing process.

Descartes MK Denied Party Screening™

Descartes MK Denied Party Screening™ provides organizations of all sizes with easy-to-use options that quickly and efficiently screen customers, suppliers and trading partners against a comprehensive database of international restricted and denied party lists. Customers can tailor screening processes to fit their unique risk parameters and flag potential compliance issues for prompt resolution.

(iv)                             Global Logistics Network Services

GLN services simplify cargo and freight management by providing electronic services to the cargo industry and to companies who engage in international and domestic transportation activities. GLN provides a secure and reliable transaction exchange plus connectivity services that include trading partner on-boarding programs, data standards and protocol conversion, transportation-specific document compliance, audit and error checking, and archiving. We offer several document management, connectivity and community services including:

Descartes LogiMan™

Descartes LogiMan simplifies cargo management by providing comprehensive global visibility and statistical monitoring services of air, truck and ocean freight shipments. It links the cargo transportation chain from cargo booking to final delivery confirmation, helping to improve freight management efficiency, reduce costs for participants and improve customer responsiveness.

Descartes CargoAssist™

Freight forwarders use Descartes CargoAssist to improve freight booking, send electronic waybills and ensure that consignments are handled quickly and efficiently at freight terminals around the world. We provide freight forwarders with access that connects them with their customers and logistics partners.

Descartes e-Pouch™

As part of the Descartes air cargo solution suite, Descartes e-Pouch integrates with applications for bookings, shipment monitoring, quality performance reporting and customs filing to provide a central repository that enhances electronic document exchange connections between back-office system and trading partners. Descartes e-Pouch provides users with the functionality to facilitate the sharing of information with approved parties, automate routine interactions, help flag problems at an early stage and provide a repository for retrieval of completed deliveries.

Descartes webDocs™

Freight forwarders use Descartes webDocs web forms to help improve air freight booking processes, send electronic waybills and distribute freight messages with the required information directly to the air carriers. Descartes webDocs gives forwarders access to electronic web forms that enables quick and easy creation of the various documents and electronic messages that are dictated by the industry, such as the International Air Transport Association’s (“IATA”) e-freight requirements. The solution also provides forwarders with the ability to easily create messaging documents such as master airway bill, house airway bill and labels and transmit these documents electronically to the air carrier.

Descartes Message Quality Monitor™

Descartes Message Quality Monitor uses the power of the GLN to connect to major airlines and monitor the message flow to and from back-office systems. We display error messages and received status events, enabling users to take immediate action for any discrepancies.

Descartes Data Integrity Services™

Descartes Data Integrity Services continuously monitors messages and their delivery to trading partners to identify and report errors. Once an error is identified, we contact trading partners and coordinate the correction of inaccuracies and re-submission of corrected data. The service also provides periodic summary reports by trading partner, message type and error type.

Descartes Cargo 2000™

Descartes Cargo 2000 allows customers to monitor shipments at a master air waybill level from airport to airport, assisting customers in complying with IATA Cargo 2000 certification process. Information provided by the system includes quality report compilation, shipment status, exception alerts, route map creation, and departure time reporting. This information enables better decision-making for fulfilling customer expectations and ensures standardized processes for improved service levels.

Descartes Highway Carrier Portal™

Descartes Highway Carrier Portal is a cost-effective and efficient solution designed to help carriers without EDI capabilities, shippers, and freight payment agencies (“FPAs”) realize all the benefits of EDI capabilities without the complexity of in-house solutions. The solution is a web-based information service that facilitates the collaboration and automation of load tendering and freight payment between highway carriers and shippers (or FPAs representing them). The carrier portal bridges the gap between EDI-enabled back office systems of shippers and FPAs and less automated carriers.

Descartes GLN eArchiving™

Descartes GLN eArchiving enables customers to store and archive electronic documents in an “electronic safe”. This electronic safe is accessible from the GLN via which relevant documents can be forwarded to customer’s data warehouse to comply with standards and document retention policies.

Descartes Port Community Services™

Descartes Port Community Services assist in improving cargo clearance and management operations for local port communities and their trading partners by connecting and streamlining information exchange between ocean carriers, inland carriers, forwarders, shippers, terminal operators, and port and customs authorities.

Descartes Global Data Catalog Connect™

Descartes’ Global Data Catalog Connect provides retail/supplier collaboration, product catalog management and electronic business-to-business messaging. It is a web-based application that helps in the upload, management and exchange of data. It offers the ability to integrate with industry standard data pools like GS1DAS for automation of electronic product catalogue functionality.

Descartes B2BNet™

The Descartes B2BNet platform serves a diverse community of trading partners, helping them connect, collaborate and seamlessly exchange electronic data. The platform also provides e-invoicing and e-archiving functionality essential in international trade and transportation transactions.

(v)                                 Broker & Forwarder Enterprise Systems

Descartes’ Broker & Forwarder Enterprise Systems are designed to help brokers and forwarders more efficiently run complex international operations. Our on-demand solutions enable large and small organizations to take advantage of robust capabilities for bookings, security filings and customs entries, shipment and financial management.  They automate the collection of shared data and multi-party shipment processes as well as help brokers and forwarders extend the command of operations with their logistics partners to help meet their delivery performance objectives.

Descartes ITMR4™ Canadian Customs Brokerage Suite

Descartes ITMR4 Canadian Customs Brokerage Suite is an on-demand, enterprise level software solution that handles functions that a customs broker, freight forwarder or self-filing importer typically uses to manage its operations. Those operations include documentation filing, accounting, financial reports, imaging, e-billing and web tools for tracking and tracing, reporting and data entry related to Canadian customs declarations.

Descartes EDItrade™ Customs Link

Descartes EDItrade Customs Link allows custom brokers and self-filing importers to collect data and prepare it for US customs ACE entries, including cargo release, remote location filing and post-entry compliance and supportive modules and the range of Partner Government Agency documentation and data requirements to streamline the customs process and create accurate declarations.

Descartes European Brokerage and Declaration

Descartes European Brokerage & Declaration helps simplify the complexities of customs clearance in the European market. Descartes’ solution is Authorized Economic Operator compliant. It has a variety of modules to handle export management, import management, creation of the Single Administrative Document for normal or simplified procedures, incoming and outgoing transit declarations, connectivity to the New Computerized Transit System and facilitates compliance with different member state customs authorities’ requirements.

Descartes OneView™ Forwarder Enterprise & Customs House Brokerage Solution

Descartes OneView Forwarder Enterprise & Customs House Brokerage Solution allows freight forwarders, NVOCCs and third party logistics service providers to effectively coordinate air, truck and ocean import/export shipments. It supports end-to-end planning and execution of international shipments, including leveraging system data to prepare and submit customs entries and cargo security filings to CBP.

Descartes ForwarderLogic™

Descartes ForwarderLogic is a cloud-based solution that provides comprehensive back-office functionality and real-time information exchange for LSPs handling all modes (air, ocean and land), inland/international import and export shipments from purchase orders all the way through to final delivery.

Descartes Integrated Customs for Europe (“ICE”)™

Descartes ICE is designed for larger, multi-national corporate forwarders with their own global forwarding software looking for a pan-European customs system for frontier import,

export and transit customs declarations, combined with duty management for the UK Customs Freight Simplified Procedures.

(vi)                             Global Trade Content

Descartes’ global trade content solutions help streamline global trade automation and support GTM systems.  Descartes Customs Info provides comprehensive trade data for more than 160 countries and includes trade tariffs, duties, regulations, trade agreements, rules of origin and other trade-related content. These data and related research and classification solutions help multi-national shippers reduce operating costs, improve customs compliance, and accelerate supply chain speed.

Descartes Customs Info™ Reference

Descartes Customs Info Reference online subscription databases over six million reference documents, including cross-referenced and searchable duty rates, customs rulings, regulations, WCO Explanatory Notes, WCO Opinions, Commodity Export Codes, Other Government Agency information, Customs Directives, an Export Control Classification Number locators and more. Descartes Customs Info Manager helps customers make better classification decisions and provide a record of the process to support classification determinations.

Descartes Customs Info™ Manager

Descartes Customs Info Manager is a SaaS solution to manage compliance down to the stock keeping unit, part or item level.  This classification workbench includes role-based permissions and workflow processes to help establish enterprise-wide controls in multiple jurisdictions for a full organizational reach.  It helps increase efficiency related to customs classification and item-level compliance.

Descartes Customs Info™ Audit

Data integrity is fundamental to trade compliance. Descartes Customs Info Audit is a trade data analysis and verification solution that expands the capabilities of Descartes Customs Info Manager and can reduce the overall time and cost required to conduct customs—related audits or digital data analysis. It electronically links and compares the Enterprise Resource Planning, classification and broker-related data of each customs entry/declaration and verifies the accuracy of each submission.

Descartes Customs Info™ Application Content

Descartes’ global trade content powers global trade by streaming data into GTM solutions used by multi-national manufacturers and shippers to manage customs compliance. Leveraging accurate content is critical to avoid fines and improve processes.

Consulting, Implementation and Training Services

Our consultants provide a variety of professional services to customers. These services include project management and consulting services to assist in configuration, implementation and deployment of our solutions. We offer a variety of site-specific technical and consulting services to assist in all phases of the implementation process. We also provide assistance in integrating our products with the customer’s existing software. In addition, we offer training services that provide customers with a formalized program to ensure that applications are implemented and utilized in an efficient and cost-effective manner.

Customer Service and Support and Maintenance

We provide worldwide support to our customers through our central support system. Customer support can be available 24-hours-a-day, 7-days-per-week via telephone, online customer portal or email.

4.3                               Revenue Sources

We generate our revenues from sales of each of the services and products identified in the previous section, which are sometimes sold on a stand-alone basis and sometimes sold as bundles of services and products. As such, we do not measure our revenues by the particular services or products referenced above. Instead, we measure our revenue performance based on whether the customer is buying a license to our technology, or is buying technology services or other services from us. Based on this, our revenues are measured in two categories: services revenues and license revenues. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when hardware is shipped. License revenues are derived from perpetual licenses granted to our customers to use our software products.

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following table provides revenue information by revenue source for fiscal 2016 and 2015:

	Fiscal year ended January 31
	2016		2015
Revenues	Amount (in millions)	Percentage of Total Revenues	Amount (in millions)	Percentage of Total Revenues
Services	$176.3	95%	$159.1	93%
License	$8.7	5%	11.8	7%
Total revenues	$185.0	100%	$170.9	100%

4.4                               Customer Base

Our customers are globally diverse, located in the Americas, Europe, Middle East and Africa (“EMEA”) and Asia Pacific regions. Our customers range from small- and medium-sized enterprises to established “blue-chip” leaders across a variety of industry verticals. We have a large customer base of transportation carriers, third-party logistics providers, freight forwarders, NVOCCs and customs brokers. Other customers include government customs and census agencies, manufacturers, retailers, consumer products suppliers, wholesale distributors, and companies in industries such as healthcare, recycling/waste management, pharmaceuticals and oil and gas.

The following table provides revenue information by geographic region based on the location of our customers:

	Fiscal year ended January 31
	2016		2015
Revenues	Amount (in millions)	Percentage of Total Revenues	Amount (in millions)	Percentage of Total Revenues
United States	$96.3	52%	$73.8	43%
Europe, Middle-East and Africa	68.5	37%	72.9	43%
Canada	12.6	7%	15.2	9%
Asia Pacific	7.6	4%	9.0	5%
Total revenues	$185.0	100%	$170.9	100%

4.5                               Sales and Marketing

(a)                                 Sales Force

Our sales force is expected to sell across our solutions, targeting specific industry verticals and geographies. At present, we sell most of our products and services through a direct sales team that is focused primarily on the North American and EMEA markets. Our direct sales presence in Asia Pacific is growing with resources in China, Hong Kong and Japan. As at January 31, 2016, we employed a total of 81 individuals in sales and marketing and had relationships with approximately 55 distributors and resellers.

We are headquartered in Waterloo, Ontario, Canada, with additional representative offices in Canada in Ottawa, Ontario; Toronto, Ontario; Windsor, Ontario; and Montreal, Quebec. Our primary representative offices in the United States are in Irvine, California; Miami, Florida; Atlanta, Georgia; Owing Mills, Maryland; Silver Spring, Maryland; Westborough, Massachusetts, Midland Park, New Jersey; Chagrin Falls, Ohio,  Pittsburgh, Pennsylvania and Trevose, Pennsylvania. In Europe, our primary representative offices are in Ghent, Belgium; Lier, Belgium; Glostrup, Denmark; Antony, France; Amersfoort, Netherlands; Woerden, Netherlands; Oslo, Norway; Fredrikstaad, Norway; Zilina, Slovakia; Ljubljana, Slovenia; Madrid, Spain; Stockholm, Sweden; Malmo, Sweden; Goteborg, Sweden; Murten, Switzerland; Chippenham, UK; Aylesbury, UK; Reading, UK and Totton, UK. In Asia Pacific, our primary representative offices are in Hong Kong; Tokyo, Japan; Suzhou, China; and Shanghai, China.

(b)                                 Strategic Marketing Alliances

Through our United by Design alliance program, we also form strategic partnerships with various companies in different geographic markets, in different industries and for different products with the goal of expanding our market base. Typically, an alliance participant will market our products in certain geographic and vertical markets and refer customers to us, in exchange for a fee in respect of new customers generated by the alliance participant. Additionally, we have established several working relationships with telecommunication companies, management consulting firms, and complementary hardware and software firms.

Channel partners, such as distributors and value-added resellers, play a central role in our strategy to address global customers, particularly in the Asia Pacific region and in Latin America with our delivery management solutions.

4.6                               Research and Development

We believe that our future success depends in large part on our ability to maintain and continually enhance our current product lines and form tight integrations with our applications on our logistics technology platform. Accordingly, we invest in product development to ensure that sufficient resources are focused on developing new products or enhancing our existing products. We also believe that it is important that our technology keeps pace with evolutions in hardware, applications and services that enable us to operate and deliver our own services at lower cost. In fiscal 2016, we incurred research and development expenses of approximately $31.3 million, or approximately 17% of our annual consolidated revenues for 2016.

We continue to make substantial investments in research and development based on our belief that our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance is important to our growth and future financial performance.

Our research and development program requires in-depth knowledge of logistics, supply chain and customer know-how from business analysis, network operations and design, technical design, and quality assurance. Particular expertise in solving operations research or logistics problems is a benefit to us, as is practical experience in dealing with the day-to-day challenges that our customers face in dealing with logistics providers and deliveries in general. We believe that we are well positioned to address our customers’ requirements with our existing complement of resources; however, we evaluate our staffing levels on an ongoing basis particularly in those areas where we see ways we might expand or expedite our development processes as necessary to meet market opportunities or changes.

To build applications, we have implemented an application development process based on size, deployment mode and complexity. For our smaller, less complex applications as well as for our network services and SaaS solutions, we have adopted an approach centered on frequent, smaller application updates. With the applications and solutions being deployed in our own, known environment and technology infrastructure, we are able to minimize development time otherwise needed to accommodate the myriad of platforms that an application may be used over. Using this approach, most of our smaller, less-complex applications, messaging frameworks, and regulatory compliance filing services were updated in fiscal 2016 as part of the update to the Logistics Technology Platform.

For our larger more complex applications, we have adopted a six- to twelve-month release cycle. The cycle requires one to two months for solution analysis and design, three to seven months for building, one to two months for review and quality assurance testing, and one month for packaging the application and training our pre-sales and post-sales representatives. Using this six- to twelve-month release schedule, most of our larger and more complex generally available products and solutions were enhanced in fiscal 2016.

We currently plan to provide one or more releases for our generally available products in fiscal 2017 in alignment with the release schedules outlined above. Enhancements not yet generally commercially available are in internal preproduction releases and systems. Once our internal testing is complete and, where applicable, additional testing is done with select customers, we will release the enhancements for general commercial use. We estimate that the costs for the research and development activities for these enhancements will not result in any significant increase relative to our historical expenditures on research and development activities.

We continue to build and develop our network infrastructure to enhance our delivery of services to our customers. We are actively executing our internal ‘One Networked Enterprise’ initiative whereby we are consolidating legacy network infrastructure acquired as part of previous acquisition activities. We anticipate continuing this initiative through fiscal 2017, including the advancement of additional integration activities resulting from new acquisitions. To facilitate these advancements in integration activities, we continue to invest in our integration platform with a specific focus on decoupling business logic from the presentation layer.

4.7                               Competition

Although we have experienced limited competition to-date from companies with broad application suites with comparable capabilities, the market for our applications is nevertheless highly competitive and subject to rapid technological change. As such, we expect competition to increase in the future. On an application-by-application basis, especially in markets where similar technology has been available for some time, such as routing software and value-added networks, we do experience competition from established vendors. However, we have found that our particular expertise in solving complex logistics problems on a network basis has enabled us to remain competitive. On a geographic basis, we experience competition from both multinational companies and local competitors. We face some disadvantage in entering new markets where competitors may have existing solutions with user interfaces that are advanced in local language presentation. To maintain and improve our competitive position on a global basis, we continue to develop and introduce new applications with the functionality to be easily adapted to local user interface needs (either by Descartes or its distributors in a particular region).

We compete or may compete, directly or indirectly, with the following: (i) application software vendors, including supply chain planning and execution software vendors, that may broaden their product offerings by internally developing, or by acquiring or partnering with, independent developers of supply chain network solutions, particularly on the execution (rather than planning) side, such as Manhattan Associates, Roadnet Technologies, Telogis and Ortec; (ii) enterprise resource planning software vendors who may expand their current offerings into supply chain network service offerings, some of whom may from time to time jointly market our products as a complement to their own systems, such as SAP AG, Oracle and Infor Global Solutions; (iii) internal development efforts by corporate information technology departments; (iv) middleware software and service vendors that provide integration software, such as Software AG and SPS Commerce; (v) telematics solution providers, such as Fleetmatics, Omnitracs and Trimble Navigation; (vi) other value-added messaging networks, such as those offered by Kleinschmidt, OpenText GXS and CHAMP Cargosystems; (vii) other cargo booking portals, such as Cargo Portal Services operated by Unisys Corporation and INTTRA; (viii) other customs compliance and forwarder back-office solution providers, such as Kewill and WiseTech; (ix) other customs and security declaration providers, often specialized in particular domestic markets, such as AEB GmbH and MIC Datenverabeitung GmbH; and (x) other trade data providers who may either bundle their data with a global trade management system, such as Amber Road or sell trade data content on a standalone basis, such as Thomson Reuters.  We also expect to face additional competition as other established and emerging companies enter the market for logistics technology solutions and new products and technologies are introduced and as we expand to new businesses. In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.

We believe the principal competitive factors affecting the market for our solutions include vendor and product reputation; expertise and experience in implementing products in the customer’s industry sector; product architecture, functionality and features; cost of ownership; ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. In order to be successful in the future, we believe we must continue to respond promptly and effectively to technological change and competitors’ innovations.

4.8                               Intellectual Property and Other Proprietary Rights

We believe our success depends significantly on our proprietary technology. With our recent acquisitions we have continued to enhance the breadth of our intellectual property portfolio. We continue to rely primarily on a combination of patent, copyright, trademark and trade secret laws, license agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights in our products and technology. Some registered forms of protection, such as patents, copyright and trademark registrations, have a limited period of protection determined by the applicable law governing the registration. Other contractual forms of protection, such as license and non-disclosure agreements, have a limited contractual period of protection. The source codes and routing algorithms for our applications and technology are protected both as trade secrets and as unregistered copyrighted works with indefinite periods of protection. We have a several patents, both granted and pending, in the field of mobile data management.  We also hold a patent for technology used in our dynamic vehicle routing application and have rights in one US patent for certain technological processes contained in our network architecture.  Each of these patents offer a limited period of protection determined by the applicable laws governing the patents. We have registered or applied for registration of certain trademarks and service marks with limited periods of protection, and will continue to evaluate the registration of additional trademarks and service marks as appropriate.

We also utilize certain other software technologies, such as geographic data, shipping rate data, shipping mile data, sailing schedule data and global tariff and duty data, translation applications and business intelligence applications that we license from third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in our products to perform key functions. These third party licenses generally require the payment of royalties based on sales of the product in which the technology is used.

Our network customers may use electronic logistics information generated by the customer, or by third parties on behalf of the customer, in connection with the customer’s use of our network services. Our customers are responsible for procuring and paying for the generation of such electronic logistics information and the right to use such electronic logistics information in connection with our network services.

4.9                               Contracts

(a)                                 Customer Contracts

We provide our GLN services and access to our data content services to our customers primarily by way of written subscription agreement. The subscription agreement sets out the applicable terms and restrictions on use of the service, the length of time the customer can use the service, and the applicable fees to be paid by the customer. Typically, these subscription agreements renew at a customer’s option and, in some cases, are subject to earlier termination by the customer on appropriate notice.

We license our software products to our customers primarily by way of written license agreements. The license agreements specify the applicable terms and restrictions on use of the software, the terms and conditions of any enrolment by the customer in our software maintenance program, and the applicable fees to be paid by the customer.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers terminate their subscription agreements, fail to renew their service contracts, fail to purchase or license additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations and non-renewals could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace ours, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity.

(b)                                 Outsourcing Contracts

We deliver some of our GLN services over our proprietary networks, which are hosted by commercial hosting and co-location providers such as, Q9 Networks Inc., Level 3 Communications and Evry AS. These hosting and co-location contracts, on which we are substantially dependent as they relate to the delivery of our network services, typically contemplate services to be provided for a term at a defined service level, with applicable rights of termination and renewal. We typically pay monthly fees under these contracts, some of which are based on the volume of network activity flowing through the hosting provider. If any of these contracts were terminated without our consent, we could incur substantial costs in migrating to an alternate hosting provider. In such an event, the costs and related management effort could materially adversely affect our operating results and the services that we provide to our customers.

4.10                        Employees

As at January 31, 2016, the Company employed 938 employees including 883 full-time staff. Of the 883 full-time staff, 263 of the individuals were engaged in customer service roles (which includes customer support, activations and implementation services), 294 were in research and development roles, 81 were engaged in sales and marketing roles, 162 in network and product support roles and 83 were in general administration roles. Geographically, 515 employees were located in North America, 361 were located in Europe, and 7 were located in the Asia Pacific region.

4.11                        Risks Associated with Foreign Sales and Exchange Rate Fluctuations

In fiscal 2016, sales outside of the Americas accounted for approximately 41% of our total revenues. Our international revenues are subject to risks associated with foreign sales, including longer collection times from foreign customers, difficulty in repatriating cash from foreign jurisdictions, unexpected changes in legal and regulatory requirements, export restrictions, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in management of distributors or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting our intellectual property, seasonality of sales, language issues and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on our business, results of operations and financial condition.

During fiscal 2016, 60% of our revenues were denominated in US dollars, and historically the majority of our revenues have been denominated in US dollars. However, a significant portion of our expenses, including the wages of our non-US employees and obligations under certain key supply agreements, have been denominated in Canadian dollars, euros and other foreign currencies. Therefore, changes in the value of the US dollar as compared to the Canadian dollar, the euro, British pound sterling and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

4.12                        Risks Associated with Cyclical or Seasonal Aspects of Business

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

4.13                        Reorganizations

In 2016, 2015 and 2014, we completed various integration and reorganization activities in connection with our acquisitions of Oz, MK Data, Bearware, Computer Management, Customs Info, Airclic, Pentant, e-customs, KSD, Compudata, Impatex and others, including merging or consolidating various legal entities and operations, eliminating redundant management positions and canceling certain ongoing operating contracts.

4.14                        Material Contracts

The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, within the past year or entered into before the most recently completed fiscal year that are still in effect.

4.15                        Code of Business Conduct and Ethics

Our Board of Directors has adopted our Code of Business Conduct and Ethics (“the Code”) applicable to our directors, officers and employees. The Code is reviewed on a regular basis by our Board of Directors and may be updated from time to time.  The most recent version of the Code is available on our website at http://www.descartes.com and has been filed on and is accessible through the SEDAR website at http://www.sedar.com. The Code sets out in detail the core values and principles by which the Company is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and our policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; anti-corruption; and non-retaliation.

ITEM 5                           RISK FACTORS

Reference is made to the section entitled “Certain Factors That May Affect Future Results” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2016 Annual Report for the year ended January 31, 2016, made available to all of our shareholders and filed with various securities regulators, which section is incorporated herein by reference. This information is available through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

ITEM 6                           MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS

6.1                               Common Shares

We are authorized to issue an unlimited number of common shares for unlimited consideration. The common shares are not redeemable or convertible. Each common share carries the right to receive notice of and one vote at a meeting of shareholders; the right to participate in any distribution of our assets on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the Board of Directors. As at April 7, 2016, there were 75,761,184 common shares outstanding. The common shares are listed on the TSX under the symbol “DSG” and listed on NASDAQ under the symbol “DSGX”.

6.2                               Transfer Agent and Registrar

The register of transfers of common shares is located in the offices of our stock transfer agent: Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1.

6.3                               Dividend Policy

We have not paid any dividends on our common shares to date. We may consider paying dividends on our common shares in the future when operational circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements as well as relevant legal and business considerations. We are prohibited by the Credit Facility from making a distribution (which includes a dividend) when there is an uncured event of default pursuant to the Credit Facility.

6.4                               Market for Common Shares

Please see the following table that identifies the marketplaces on which our common shares trade, as well as the fiscal 2016 monthly price ranges and volume traded on each exchange:

	Common Shares - TSX		Common Shares — NASDAQ
Month	Price Range (CAD$)	Volume	Price Range (US$)	Volume
February 2015	$18.82 - 19.64	2,069,511	$14.96 - 15.74	372,443
March 2015	$17.86 - 19.77	2,580,312	$14.35 - 15.69	529,444
April 2015	$17.98 - 20.04	2,302,774	$14.91 - 16.46	589,467
May 2015	$17.69 - 19.29	2,163,839	$14.59 - 15.80	460,781
June 2015	$18.31 - 20.59	2,422,561	$14.68 - 16.85	847,216
July 2015	$19.87 - 22.18	2,989,540	$15.65 - 17.03	1,126,837
August 2015	$20.29 - 23.12	2,238,456	$14.59 - 17.37	1,353,301
September 2015	$22.32 - 24.53	3,477,103	$16.94 - 18.51	841,721
October 2015	$21.97 - 24.87	2,949,712	$16.77 - 19.03	613,708
November 2015	$22.61 - 26.91	3,483,741	$17.31 - 20.19	601,935
December 2015	$25.11 - 28.81	4,818,992	$18.28 - 20.74	804,007
January 2016	$24.29 - 27.90	5,076,778	$17.01 - 19.96	1,258,545

6.5                               Shareholder Rights Plan

On November 29, 2004, our Board of Directors approved a shareholder rights plan (the “Rights Plan”) which was approved by the TSX and was approved by our shareholders on May 18, 2005. The primary objectives of the Rights Plan are to ensure that to the extent possible, in the context of an unsolicited take-over bid for of the common shares of our Company, that all shareholders of the Company are treated fairly and to ensure that the Board of Directors is provided with sufficient time to evaluate any such bid and to assess alternatives to maximize shareholder value that may include, without limitation, the continued implementation of the Company’s long-term strategic plans, as those may be modified by the Company from time to time. The Rights Plan is specifically designed to ensure that the following occurs following an unsolicited take-over bid: (i) there is adequate time for competing bids to emerge; (ii) shareholders have an equal opportunity to participate in such a bid; (iii) shareholders are provided with adequate time to properly assess the bid; and (iv) a reduction in the pressure to tender which may be encountered by a shareholder in the course of a bid. The Rights Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby an offeror (including persons acting jointly or in concert with the offeror) acquires or attempts to acquire 20% or more of our common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% offeror, from and after the separation time and before the expiration time, to acquire one of our common shares at

50% of the market price at the time of exercise. The continuation of the Rights Plan must be approved by shareholders every three years. On each of June 2, 2011 and May 29, 2014, our shareholders approved certain amendments to the Rights Plan and approved the continued effectiveness of the Rights Plan. In general, the Rights Plan will expire at the termination of our annual meeting of the shareholders to be held in the 2017 calendar year, unless its continued existence is approved by the shareholders before such expiration.

ITEM 7                           DIRECTORS AND EXECUTIVE OFFICERS

7.1                               Summary Information

The following table sets forth the name, location of residence and office held by each of our executive officers and directors as at April 7th, 2016. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our by-laws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director.

Name and Location of Residence	Office Held
Eric A. Demirian(1)(3) Toronto, Ontario, Canada	Chair of the Board

Dr. David Anderson(2)(4) Biddeford, Maine, U.S.A.	Director

David I. Beatson(2)(4) Hillsborough, California, U.S.A.	Director

Deborah Close(1) Calgary, Alberta Canada	Director

Chris Hewat(3) Toronto, Ontario, Canada	Director

Jane O’Hagan(2)(3)(4) Calgary, Alberta, Canada	Director

John J. Walker(1) Wyckoff, New Jersey, U.S.A.	Director

Edward J. Ryan Fort Washington, Pennsylvania, U.S.A.	Director and Chief Executive Officer

J. Scott Pagan Cambridge, Ontario, Canada	President and Chief Operating Officer

Allan Brett Kleinburg, Ontario, Canada	Chief Financial Officer

Raimond Diederik Waterloo, Ontario, Canada	Executive Vice President, Information Services

Ed Gardner London, England	Executive Vice President, Corporate Development

Chris Jones Atlanta, Georgia, U.S.A.	Executive Vice President, Marketing and Services

Robert Parker Barrie, Ontario, Canada	Executive Vice President, Customer Support and Client Services

Michael Verhoeve	Executive Vice President, Legal, General Counsel and

Name and Location of Residence	Office Held
Waterloo, Ontario, Canada	Corporate Secretary

Kenneth Wood Fort Myers, Florida, U.S.A.	Executive Vice President, Product Management

Notes:

(1)                                 Member of the Audit Committee.

(2)                                 Member of the Compensation Committee.

(3)                                 Member of the Corporate Governance Committee.

(4)                                 Member of the Nominating Committee

Information about each of our directors and executive officers, including his or her respective principal occupation during at least the five years preceding January 31, 2016, is as follows:

Eric A. Demirian has been a member of our Board of Directors since June 2011. Mr. Demirian was appointed Chairman of the Board in May 2014 and previously acted as Chair of the Corporation’s audit committee. Mr. Demirian is a Chartered Professional Accountant, Certified General Accountant and a Chartered Accountant. Since 2003, Mr. Demirian has served as president of Parklea Capital, Inc. (“Parklea”), a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies, and President of Demicap Inc., a private investment firm. Prior to Mr. Demirian’s position at Parklea, he held the position of Executive Vice President of Group Telecom, Inc. from 2000 to 2003. From 1983 to 2000, Mr. Demirian was with PricewaterhouseCoopers LLP (“PwC”) where he was a partner and head of the Information and Communications Practice. Mr. Demirian serves on the boards of Enghouse Systems Ltd. (TSX:ESL), Redline Communications Inc. (TSX:RDL), and Imax Corporation (NYSE:IMAX). Mr. Demirian is a former director and chair of the audit committees of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010). Mr. Demirian is also a member of the Advisory Council for the Ted Rogers School of Management at Ryerson University (Toronto, Canada).

Dr. David Anderson has been a member of our Board of Directors since June 2011. Since 2003, Dr. Anderson has been managing director of Supply Chain Ventures, LLC, a venture capital and consulting company specializing in marketing, sales and operations software investing. Prior to founding Supply Chain Ventures, from 1990 to 2002, Dr. Anderson was a managing partner at Accenture, a global management consulting, technology services and outsourcing company where he was instrumental in building Accenture’s supply chain management practice in North America, Asia and Europe. Before joining Accenture, Dr. Anderson served as a Vice President in charge of logistics consulting of Temple, Barker & Sloane, Inc. (now Oliver Wyman) and a Vice President of Data Resources, Inc. (now part of IHS/Global Insights, Inc.). Dr. Anderson is a Fellow of the Chartered Institute of Logistics and Transport in the UK and a Member of the Supply Chain Management Professionals in the United States. Dr. Anderson has been awarded a Bachelor of Arts degree from the University of Connecticut and a Doctor of Philosophy degree in econometrics and finance from Boston College. Dr. Anderson serves on the board of directors of privately-owned U.S. corporations Aiko Biotechnology and Steelwedge Software, Inc., serves as Chairman of Control Group, Inc. and as a director of Placester, Inc. and NBDnano, Inc.   From December 2006 to October 2009, Dr. Anderson was a director of New Vine Logistics, Inc. (“New Vine”). New Vine was a privately-held provider of fulfillment and compliance solutions for direct-to-consumer winery shipments. In July 2009, Silicon Valley Bank, a senior debt holder in New Vine, foreclosed on its debt and Inertia Beverage Group subsequently acquired all of the assets of New Vine in a public auction. On October 23, 2009 New Vine filed a voluntary petition for liquidation under Chapter 7 in the US Bankruptcy Court for the Northern District of California.

David I. Beatson has been a member of our Board of Directors since March 2006. Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From December 2006 to October 2012, Mr. Beatson served as CEO of GlobalWare Solutions, a full-service provider of ecommerce services along with digital and physical supply chain management solutions with operations in North America, Europe and Asia.

From June 2003 to April 2005, Mr. Beatson was President and CEO of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air and ocean freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League. Mr. Beatson is also a director, chair of the audit committee and member of the compensation committee of PFSweb, Inc. (NASDAQ: PFSW).  Mr. Beatson also serves on the Dean’s Advisory Council of the Fisher School of Business at The Ohio State University where he received his BS in Business Administration.  He received his MBA from the University of Cincinnati.

Deborah Close has been a member of our Board of Directors since May 2015. Ms. Close recently retired from the position of President of the Production Services division for Tervita Corporation, a position she had held since 2010. Tervita Production Services delivers engineering and field-based services to the oil and gas industry. From 2002 to 2010, Ms. Close was the Executive Vice President of DO2 Technologies (now Transzap, Inc.), a software company providing electronic invoicing to the oil and gas industry. During Ms. Close’s tenure, DO2 grew from a start-up to the leading provider of e-invoicing to oil and gas companies and their suppliers. Prior to DO2, Ms. Close served in a number of Regional Vice President roles in Halliburton Corporation’s software division, Landmark Graphics.  She held executive roles in several of Landmark’s largest regions, including VP of Strategic Accounts, Regional VP of North America and Regional VP of Europe and the Former Soviet Union. During Ms. Close’s 12 years at Halliburton, she worked in Canada, the US and Europe.  Ms. Close also currently serves as one of three Government of Canada appointees to the Asia Pacific Economic Cooperation (APEC) Business Advisory Council.  Ms. Close holds a Bachelor of Arts from the University of Calgary.

Chris Hewat has been a member of our Board of Directors since June 2000. Mr. Hewat has been a partner at the law firm of Blake, Cassels & Graydon LLP (“Blakes”) since 1993, having joined the firm in 1987. Mr. Hewat’s practice consists of advising on securities and business law matters, with focus on mergers and acquisitions, corporate finance and private equity transactions. He has particular expertise in advising issuers, investment dealers and investors in the technology sector. Mr. Hewat has served as a director of a number of private and public companies, and was formerly a member of the Securities Advisory Committee to the Ontario Securities Commission. Mr. Hewat has Juris Doctor and Masters of Business Administration degrees from Western University, and a Bachelor of Arts degree from Queen’s University. Blakes provided legal services to us during the fiscal year ended January 31, 2016 and has been providing, and is expected to continue to provide, legal services to us in the fiscal year ending January 31, 2017.

Jane O’Hagan has been a member of our Board of Directors since May 2014. From 2010 until 2014, Ms. O’Hagan was the Executive Vice President and Chief Marketing Officer of Canadian Pacific Railway Limited (“CP Rail”). Ms. O’Hagan was with CP Rail since 2002 as Senior Vice President, Strategy and Yield (2008-2009), Vice President Strategy and External Affairs (2005-2008), Vice President, Strategy and Research (2003-2005) and Assistant Vice President, Strategy and Research (2002-2003). Prior to her roles at CP Rail, Ms. O’Hagan was the principal health care consultant for Organomics, Inc. (2001-2002). Prior to her role at Organomics, Ms. O’Hagan was a consultant and Vice President, Strategy & Business Development at the Greater Baltimore Medical Center (1995-2001).   Ms. O’Hagan has served as a director of USD Partners GP LLC, the general partner of USD Partners LP (NYSE:USDP), an acquirer, developer and operator of energy-related rail terminals and other complementary midstream assets, since October 2014.  Ms. O’Hagan serves as the Chair of the USD Partners GP LLC board’s conflicts committee and as a member of the audit committee.  Ms. O’Hagan has a Bachelor of Arts (Hons.) and a Bachelor of Administrative and Commercial Studies from the University of Western Ontario (London, Ontario, Canada) and has completed graduate studies in Program and Policy Studies from the University of Western Ontario. Ms. O’Hagan is formerly a Director and Joint Chair of Lanzhou Pacific Logistics in Beijing, China, the first Sino-foreign railway joint venture logistics enterprise invested by CP Rail and the China Railway Container Transport Co., Ltd. Ms. O’Hagan also previously represented CP Rail on the Province of British Columbia’s Asia Pacific Gateway Executive Council. In December 2012, Ms. O’Hagan was named one of Canada’s 2012 Top 100 Most Powerful Women by the Women Executive Network, an

organization dedicated to recognizing the achievements of women who hold senior positions in Canada’s corporate community.

John J. Walker has been a member of our Board of Directors since September 2011. Mr. Walker is a Certified Public Accountant and a Chartered Global Management Accountant with 37 years overall financial and executive management experience including twenty-one years of experience as a Chief Financial Officer with both public and private companies. Most recently, he served as Chief Financial Officer, and Senior Vice President of Bowne & Company, a New York Stock Exchange-listed provider of services to help companies produce and manage their shareholder, investor and marketing & business communications, from 2006 until its acquisition by R.R. Donnelley & Sons in 2010. Prior to Bowne & Company, from 1988 to 2006, Mr. Walker was an executive with Loews Cineplex Entertainment Corporation a motion picture theatre exhibition chain, including sixteen years as Chief Financial Officer. Prior thereto, Mr. Walker served for six years as Controller and Principal Accounting Officer of Corporate Property Investors, then one of the largest real estate investment trusts in the United States. Mr. Walker also served for six years as Treasurer and Assistant Corporate Controller of Princess Hotels International a company involved in the ownership and operation of luxury resort hotels, real estate and timesharing developments.  Mr. Walker started his career in the New York office of then-Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Edward J. Ryan is our Chief Executive Officer and has been a member of our Board of Directors since May 2014. Mr. Ryan joined Descartes in February 2000 in connection with our acquisition of E-Transport Incorporated. Since then, Mr. Ryan has occupied various senior management positions within Descartes, with particular focus on our network and recurring business. Mr. Ryan was appointed General Manager, Global Logistics Network in June 2004 and then appointed Executive Vice President, Global Field Operations in July 2007. He was appointed Chief Commercial Officer in June 2011 and appointed Chief Executive Officer in November 2013.

J. Scott Pagan is our President and Chief Operating Officer. Mr. Pagan joined our legal department in May 2000. Mr. Pagan was appointed Corporate Secretary in May 2003, General Counsel & Corporate Secretary in June 2004, and Executive Vice President, Corporate Development in July 2007. He was appointed Chief Corporate Officer in June 2011 and appointed President and Chief Operating Officer in November 2013. Prior to joining Descartes, Mr. Pagan was in private legal practice. Mr. Pagan also serves on the board and human resources and compensation committee of RDM Corporation (TSX:RC).

Allan Brett is our Chief Financial Officer. Mr. Brett is a Chartered Accountant and is an experienced public company executive, who served as Chief Financial Officer of Aastra Technologies Limited from June 1996 through to its January 2014 sale to Mitel Networks Corporation.  Mr. Brett was appointed Chief Financial Officer of Descartes in May 2014.

Raimond Diederik is our Executive Vice President, Information Services. Mr. Diederik joined Descartes in July 1998 in connection with our acquisition of Calixon N.V. Since then, Mr. Diederik has occupied various senior management positions within Descartes, with particular focus on our information technology infrastructure and technology development activities. Mr. Diederik was appointed SVP, Network Operations & Information Technology in June 2006 and then appointed Executive Vice President, Information Services in September 2009.

Ed Gardner is our Executive Vice President, Corporate Development. Mr. Gardner joined Descartes in 2003 where he first held a number of senior roles within our corporate finance organization. In his current role as Executive Vice President, Corporate Development, Mr. Gardner is responsible for the development and execution of our M&A strategy.  Mr. Gardner’s previous experience includes both practical logistics experience where he worked in a senior leadership position at a third party logistics provider (3PL) as well as deal execution and integration experience as part of Ernst & Young’s Transaction Advisory Services practice in London, England.

Chris Jones is our Executive Vice President, Marketing & Services. Mr. Jones joined Descartes in May 2005 and served as Executive Vice President, Solutions & Markets until his appointment to Executive

Vice President, Solutions & Services in September 2006. Mr. Jones was appointed Executive Vice President, Services in February 2011 and Executive Vice-President, Marketing & Services in June 2011. From November 2003 until he joined Descartes, Mr. Jones was Senior Vice President in Aberdeen Group’s Value Chain Research division where he was responsible for creating a market-leading supply chain and manufacturing research and advisory research practice. Prior to Aberdeen, from September 1998 to January 2003, Mr. Jones was Executive Vice President of Marketing and Corporate Development for SynQuest, Inc., a provider of supply chain planning solutions. Before joining SynQuest, from May 1994 to September 1998, Mr. Jones was Vice President and Research Director for Enterprise Resource Planning Solutions at the Gartner Group.

Robert Parker is our Executive Vice President, Customer Support and Client Services.  Mr. Parker joined Descartes in 2009 as part of the acquisition of Scancode Systems where he had held the role of VP, Operations for 10 years. Mr. Parker leads Descartes’ global customer support and client services organization and brings over 20 years of senior management and logistics consulting experience to Descartes.

Michael Verhoeve is our Executive Vice President, Legal, General Counsel and Corporate Secretary. Mr. Verhoeve was previously our Associate General Counsel from 1998 through to 2003, following which, from 2003 to 2014, he acted as General Counsel and Corporate Secretary at two other large Canadian-based international public technology companies: ATS Automation Tooling Systems Inc. (TSX:ATA) and Sandvine Corporation (TSX: SVC). Mr. Verhoeve re-joined Descartes in May 2014 in his current role.

Kenneth Wood is our Executive Vice President of Product Management.   Mr. Wood joined Descartes in July 2001 in connection with our acquisition of Centricity.  Mr. Wood provides leadership in defining our product strategy, developing roadmaps, and working with all aspects of product delivery. He brings deep domain expertise in supply chain management, transportation management, fleet management, mobile solutions and supply chain planning. Mr. Wood’s previous experience included leadership roles in development, consulting and product management with leading supply chain software providers such as CAPS Logistics, i2 Technologies, and Centricity.

To our knowledge, as at April 7th, 2016, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 294,885 of our common shares, representing approximately 0.4% of the common shares then outstanding.

7.2                               Committees of the Board of Directors

Our Board of Directors currently has four committees: the Audit Committee; the Compensation Committee; the Corporate Governance Committee; and the Nominating Committee. The committees, their mandates and membership are discussed below.

Audit Committee

The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements, including assisting the Board in fulfilling its responsibilities in reviewing: financial disclosures and internal controls over financial reporting; monitoring the system of internal control and overall enterprise risk management; monitoring the Company’s compliance with Applicable Requirements (as defined in Descartes’ Audit Committee charter); selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Company’s financial management.

The Board of Directors has adopted an amended Audit Committee charter setting out the scope of the Audit Committee’s functions, responsibilities and membership requirements. A copy of that charter is attached as Appendix “A” to this AIF.

The Audit Committee is currently composed of three outside and independent directors: Mr. John J. Walker (Chair), Ms. Deborah Close and Mr. Eric Demirian. The Board of Directors has resolved that Mr. Walker and Mr. Demirian are each an “audit committee financial expert” as defined in paragraph 8(b) of General Instruction B to Form 40-F promulgated by the Securities and Exchange Commission and is financially sophisticated for the purposes of NASDAQ Rule 5605(c)(2)(A).

The following sets out the education and experience of the members of the Audit Committee, each of whom is independent and financially literate:

John J. Walker C.P.A., C.G.M.A., B.S. — Mr. Walker is a Certified Public Accountant and a Chartered Global Management Accountant with experience as a Chief Financial Officer with public companies, including Bowne & Company, a New York Stock Exchange-listed company and Loews Cineplex Entertainment Corporation. Prior to Loews, Mr. Walker served as Controller of Corporate Property Investors. Mr. Walker received his B.S. in Accounting from the University of Scranton. Mr. Walker started his career in the New York office of then Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPA’s.

Deborah Close B.A. — Ms. Close recently retired from the position of President of the Production Services division of Tervita Corporation, a position she held for five years during which she held full P&L responsibility for a division with 1,000 employees; represented the division in financial disclosure and reporting reviews for the corporation; and sat on the executive risk management committee.  Ms. Close has held numerous senior executive positions in the oil and gas industry over the course of her 40 year career, including 12 years with Halliburton Corporation in various capacities across Canada, the U.S. and Europe.  Ms. Close holds a Bachelor of Arts from the University of Calgary.

Eric A. Demirian BBM., C.P.A., C.G.A, C.A.— Mr. Demirian is the Chair of the Corporation’s Board of Directors and was previously the Chair of the Corporation’s audit committee.  Mr. Demirian is a Chartered Professional Accountant, Certified General Accountant and a Chartered Accountant. Mr. Demirian is a seasoned business executive with a unique blend of financial, operational and board governance experience. Since 2003, Mr. Demirian has served as president of Parklea Capital, Inc. (“Parklea”), a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies, and President of Demicap Inc., a private investment firm. Prior to Mr. Demirian’s position at Parklea, he held the position of Executive Vice President of Group Telecom, Inc. from 2000 to 2003. From 1983 to 2000, Mr. Demirian was with PricewaterhouseCoopers LLP (“PwC”) where he was a partner and head of the Information and Communications Practice. Mr. Demirian serves on the boards of Enghouse Systems Ltd. (TSX:ESL), Redline Communications Inc. (TSX:RDL), and Imax Corporation (NYSE:IMAX). Mr. Demirian is a former director and chair of the audit committees of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010). Mr. Demirian is also a member of the Advisory Council for the Ted Rogers School of Management at Ryerson University (Toronto, Canada).

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services from our independent auditor. Those procedures are attached at Appendix “B” to this AIF.

Compensation Committee

The Compensation Committee is appointed by the Board of Directors to discharge the Board’s duties and responsibilities relating to the compensation of the Company’s Chief Executive Officer and senior management, as well as to review the human resource policies and practices that cover the Company’s employees. The Compensation Committee is currently composed of three outside and independent directors: Dr. David Anderson (Chair), Mr. David Beatson and Ms. Jane O’Hagan.

Corporate Governance Committee

The Corporate Governance Committee is primarily responsible for overseeing Descartes’ corporate governance policies and activities. The Corporate Governance Committee reviews and maintains the Board of Directors governing documents in compliance with the Code of Business Conduct and Ethics. The Corporate Governance Committee is currently composed of three outside directors: Ms. Jane O’Hagan (Chair), Mr. Eric Demirian, and Mr. Chris Hewat, of whom Ms. Jane O’Hagan and Mr. Eric

Demirian are considered independent.

Nominating Committee

The primary function of the Nominating Committee is to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors. The Nominating Committee is currently composed of three outside and independent directors: David Beatson (Chair), Dr. David Anderson and Ms. Jane O’Hagan.

7.3                               Certain Relationships and Related Transactions

Blake, Cassels & Graydon LLP, of which Mr. Hewat is a partner, provided legal services to us during fiscal 2016 and has been providing, and is expected to continue to provide, legal services to us in fiscal 2017. For fiscal 2016, we incurred fees of approximately CAD$175,952 for legal services rendered by Blake, Cassels & Graydon LLP. For fiscal 2015, we incurred fees of approximately CAD$556,546 for legal services rendered by Blake, Cassels & Graydon LLP. For fiscal 2014, we incurred fees of approximately Cdn.$449,735 for legal services rendered by Blake, Cassels & Graydon LLP.

ITEM 8                           EXTERNAL AUDITORS

For the fiscal year ended January 31, 2016, our external auditors were KPMG LLP, Independent Registered Public Accounting Firm. KPMG LLP has been our external auditors since April 16, 2015. For the fiscal year ended January 31, 2015, our external auditors were Deloitte LLP, Independent Registered Public Accounting Firm. Deloitte LLP was our external auditors from the fiscal year ended January 31, 1997 until April 16, 2015.

KPMG LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. KPMG LLP is also independent with respect to the Company within the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the United States Securities and Exchange Commission.

Deloitte LLP was independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. Deloitte LLP was also independent with respect to the Company within the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the United States Securities and Exchange Commission.

The following table sets forth the fees we have incurred in using the services of KPMG LLP in respect of the applicable fiscal years noted (all amounts in the table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2016	$321,405	$—	$—	$—	$321,405

“Audit Fees” relate to professional services rendered for the audit of the Company’s annual consolidated financial statements and reviews of our interim consolidated financial statements for the first three quarters of the year and fees associated with a statutory audit of one of our subsidiaries in a foreign jurisdiction.  The above amounts are exclusive of any disbursements and related taxes.

disbursements and related taxes.

The following table sets forth the fees we incurred in using the services of Deloitte LLP in respect of the applicable fiscal years noted (all amounts in the table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2016	$348,513	$50,108	$—	$—	$398,621
January 31, 2015	$556,912	$113,970	$—	$78,007	$748,889

“Audit-Related Fees” consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards. “Tax Fees” consist of fees for professional services rendered for tax advice and tax planning. “All Other Fees” consist of fees for non-audit-related advisory services. The above amounts are exclusive of any disbursements and related taxes.

ITEM 9                           LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business and are typical in our industry. The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources. None of these proceedings involves a claim for damages, exclusive of interest and costs, that exceeds 10% of our current assets.

ITEM 10                    ADDITIONAL INFORMATION

Additional information about us is available at our website at http://www.descartes.com, on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Management Information Circular for our annual meeting of shareholders held on May 28, 2015. Additional financial information is provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, the notes thereto and the report of independent registered public accounting firm thereon contained in our Annual Report to the Shareholders for the year ended January 31, 2016.

Appendix A to Annual Information Form

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR

THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

1. PURPOSE

1.              The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of The Descartes Systems Group Inc. (the “Company”) and the audits of the Company’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board of Directors (the “Board”) in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control and compliance with Applicable Requirements (as defined below); selecting the auditors for shareholder approval; and reviewing the qualifications, independence and performance of the auditors and the qualifications, independence and performance of the Company’s financial management.

2. MEMBERSHIP AND ORGANIZATION

1.              Composition - The Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.              Appointment and Removal of Audit Committee Members - Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member’s term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

3.              Chair - At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair

Appendix A to Annual Information Form

shall: be a member of the Audit Committee, preside over all Audit Committee meetings that he or she attends, coordinate the Audit Committee’s compliance with this mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

4.              Independence - Each member of the Audit Committee shall meet the requirements of applicable law and any applicable requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) related to independence and audit committee composition.

5.              Financial Expertise - At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, be “financially literate” as defined under Applicable Requirements, and shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years.  At least one member of the Audit Committee shall have past employment experience in financing or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or other senior officer with financial oversight responsibilities.  Further, at least one member of the Audit Committee shall qualify as an “audit committee financial expert” (as such term is defined under the Securities and Exchange Commission’s rules).

3. MEETINGS

1.              Meetings - The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each quarterly Audit Committee meeting scheduled to consider the Company’s financial statements. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Lead Director, the Chief Executive

Appendix A to Annual Information Form

Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

2.              Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.              Quorum - A majority of the members of the Audit Committee shall constitute a quorum.

4.              Access to Management and Outside Advisors - The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the auditor, the Chief Financial Officer, the Chief Operating Officer, President or the Chief Executive Officer. The Audit Committee shall have the authority to conduct investigations into any matters within its scope of responsibilities, retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

5.              Meetings Without Management - The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4. FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In

Appendix A to Annual Information Form

addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Applicable Requirements.

1.              Financial Reports

a.              General - The Audit Committee is responsible for overseeing the Company’s accounting and financial reporting practices and the audits of the Company’s financial statements. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

b.              Review of Annual Financial Reports - The Audit Committee shall review the annual consolidated audited financial statements of the Company prepared by management, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

c.               Review of Interim Financial Reports - The Audit Committee shall review the interim consolidated financial statements of the Company prepared by management, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

d.              Review Considerations - In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

i.                  meet with management and the auditors to discuss the financial statements and MD&A;

ii.               review the disclosures in the financial statements;

Appendix A to Annual Information Form

iii.            review the audit report or review report prepared by the auditors;

iv.           review the qualitative judgments of the auditors about the appropriateness, not just the acceptability, of accounting principles and financial disclosure practices used or proposed to be adopted by the Company;

v.              discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

vi.           review the accounting policies followed and critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

vii.        review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

viii. review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

ix.           review the methods used to account for significant unusual transactions;

x.              review the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

xi.           review significant recorded and unrecorded audit adjustments;

xii.        review any material accounting issues among management and the auditors;

xiii.     review management’s report on the effectiveness of internal controls over financial reporting;

xiv.    review the factors identified by management as factors that may affect future financial results;

Appendix A to Annual Information Form

xv.       review results of the Company’s audit committee hotline program; and

xvi.    review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

e.               Approval of Other Financial Disclosures - The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts rating agencies or otherwise publicly disseminated.

2.              Auditors

a.              General -The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

b.              Appointment and Compensation - The Audit Committee shall review and, if advisable, select and recommend for Board and shareholder approval the appointment of the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

c.               Resolution of Disagreements — Review all reportable events, including any disagreements, unresolved issues and consultations (as those terms are defined by Applicable Requirements), with the Company’s auditors, whether or not there is to be a change of auditors.

d.              Change of Auditors — When the Audit Committee determines to recommend a change of auditors or the auditors are otherwise terminated or resign, the Audit Committee shall review all issues related to the

Appendix A to Annual Information Form

change of auditors, including the information required to be disclosed by applicable legal requirements and the planned steps for an orderly transition.

e.               Discussions with Auditors — At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the audit committee, including the matters required to be discussed by applicable auditing standards.

f.                Audit Plan - At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

g.               Quarterly Review Report - The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

h.              Independence of Auditors - At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may impact the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

i.                  Evaluation and Rotation of Lead Partner - At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors. The Audit Committee shall obtain a report from the auditors annually verifying that the lead partner of the auditors has

Appendix A to Annual Information Form

served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

j.                 Requirement for Pre-Approval of Non-Audit Services - The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements, and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

k.              Review of Professional Services - The Audit Committee shall review reports from management at each quarterly Audit Committee meeting scheduled to consider the Company’s financial statements concerning expenses incurred in the quarter for the services of any accounting firm (other than the appointed auditor) engaged to provide services to the Company, in each case to the extent that the amount of such expenses in respect of any such firm exceeds $100,000.

l.                  Approval of Hiring Policies - The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

3.              Internal Controls

a.              General - The Audit Committee shall review reports from management on the nature, establishment, monitoring and effectiveness of the Company’s system of internal control over financial reporting and disclosure controls and procedures (as those terms are defined in the Applicable Requirements).

b.              Establishment, Review and Approval - The Audit Committee shall require management to establish and maintain appropriate systems of internal

Appendix A to Annual Information Form

control over financial reporting and disclosure controls and procedures in accordance with Applicable Requirements and guidance and to review, evaluate and approve these controls and procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

i.                  the effectiveness of, or weaknesses or deficiencies in the design or operation of the Company’s internal control over financial reporting and disclosure controls and procedures, and the impact of any identified weaknesses in these controls and procedures on management’s conclusions;

ii.               any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

iii.            the auditors’ report on the Company’s internal control over financial reporting;

iv.           any material issues raised by any inquiry or investigation by the Company’s regulators;

v.              the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

vi.           any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Appendix A to Annual Information Form

4.              Risk Management

a.              General — In addition to being responsible for overseeing risks related to the Company’s accounting, financial statements, financial reporting process and internal controls related to financial reporting, the Audit Committee is also responsible for overseeing management’s implementation and operation of the enterprise risk management program, as documented in the Risk Management Policy established by the Board of Directors.  The risk oversight process is the means by which the Board of Directors determines that the Company has in place an effective process for identifying, assessing, managing and monitoring key risks in the business on a continuous basis as the business evolves.

b.              Management Responsibilities - Management is responsible for:

i.                                    ensuring the development and implementation of the Risk Management process.  Risk Management is the framework required to identify, assess and develop strategies to manage and monitor control risks;

ii.                                 the design and implementation of the actions, measures and/or processes to mitigate to an appropriate level all material risks in the business (the “Risk Controls”) including the design and implementation of appropriate crisis preparedness, business continuity and disaster recovery plans; and

iii.                              monitoring overall compliance with and adherence to the Risk Management Policy as established by the Board of Directors.

c.               Audit Committee Responsibilities - The Audit Committee is responsible for:

i.                                    at least annually, reviewing the effectiveness of the Risk Management program that is in place.  As part of its review, the Audit Committee will review reports prepared by management that assess the risks in the business, identifies the Risk Controls that are in place to mitigate and manage these risks to an appropriate level,

Appendix A to Annual Information Form

and evaluate the residual risk in the business (the risk that remains after implementation of the Risk Controls);

ii.                                 periodically monitor risk and risk management capabilities within the Company including crisis preparedness, business continuity and disaster recovery plans; and

iii.                              reporting to the Board of Directors on its oversight of the Company’s Risk Management program,  including an assessment of whether the program is being followed and is effective.

d.              Computerized Information Systems - The Audit Committee shall review reports from the Company’s management containing its assessment of the adequacy of the Company’s computerized information system controls and security and related risks, including cybersecurity risk.

5.              Compliance with Legal and Regulatory Requirements - The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific Applicable Requirements, and management’s plans to remediate any deficiencies identified.

6.              Audit Committee Hotline Procedures - The Audit Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.  Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as it deems necessary or appropriate, to investigate the matter and will work with management and the Company’s general counsel to reach a satisfactory conclusion.

Appendix A to Annual Information Form

7.              Audit Committee Disclosure - The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

8.              Requirement for Review and Approval of the CEO Business Expenses - The Chair of the Audit Committee shall review and approve the reimbursable business expenses incurred by the Chief Executive Officer of the Company in connection with the performance of his duties.  Such approval may be provided subsequent to reimbursement of such expenses.

9.              Review of Audit Committee Charter - On at least an annual basis, the Audit Committee shall, in conjunction with the Corporate Governance Committee, review and reassess the adequacy of this Audit Committee Charter.

10.       Delegation - The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

6. REPORTING TO THE BOARD

1.              The Chair shall report to the Board, as required by Applicable Requirements or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.

7. GENERAL

1.              The Audit Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Audit Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

8. CURRENCY OF THE AUDIT COMMITTEE CHARTER

1.              This charter was last amended and approved by the Audit Committee and Board on March 2, 2016.

Appendix B to Annual Information Form

PRE-APPROVAL POLICY AND PROCEDURE FOR ENGAGEMENTS OF THE INDEPENDENT AUDITOR

The responsibilities of the Company’s audit committee are set out in the Company’s Audit Committee Charter, which responsibilities include pre-approving audit and non-audit services provided by the independent auditors in order to ensure the services do not impair the auditors’ independence. Applicable securities commissions and accounting standards boards have issued rules specifying the permissible services independent auditors may provide to audit clients, as well as the pre-approval of fees. Accordingly, the Company’s Audit Committee has adopted the following Pre-Approval Policy and Procedure.

Under the Audit Committee’s approach, an annual program of work will be approved each year for the following categories of services: Audit, Audit-Related, and Tax. Each engagement or category of service will be presented in appropriate detail by business function and geographic area to provide the Audit Committee sufficient understanding of the services provided. Additional engagements may be brought forward from time to time for pre-approval by the Audit Committee.

The Audit Committee will consider whether any service to be obtained from the independent auditors is consistent with applicable rules on auditor independence. Also, the Audit Committee will consider the level of Audit and Audit-Related fees in relation to all other fees paid to the independent auditors, and will review such level each year. In carrying out this responsibility, the Audit Committee may obtain input from Company management on the general level of fees, and the process for determining and reporting fees from the numerous locations where the Company operates and the independent auditors provide services.

The term of any pre-approval applies to the Company’s financial year. Thus, Audit fees for the financial year may include work performed after the close of the calendar year. The pre-approval for Audit-Related and Tax fees is on a calendar-year basis. Unused pre-approval amounts will not be carried forward to the next financial year. Pre-approvals will apply to engagements within a category of service, and cannot be transferred between categories. If fees might otherwise exceed pre-approved amounts for any category of permissible services, then time will be scheduled so that incremental amounts can be reviewed and pre-approved prior to commitment.

Audit Services

Audit services include the annual financial statement audit engagement (including required quarterly reviews), affiliate and subsidiary statutory audits, and other procedures required to be performed by the independent auditors to render an opinion on the Company’s consolidated financial statements. Audit services also include information systems reviews, tests performed on the system of internal controls, and other procedures necessary to support the independent auditors’ attestation of management’s report on

Appendix B to Annual Information Form

internal controls for financial reporting consistent with applicable securities legislation, as applicable.

The independent auditors are responsible for cost-effectively providing audit services and confirming that audit services are not undertaken prior to review and pre-approval by the Audit Committee. The independent auditors and Company management will jointly manage a process for collecting and reporting Audit fees billed by the independent auditors to Company each year.

Audit-Related Services

Audit-Related services include services that are reasonably related to the review of the Company’s financial statements. These services include benefit plan and joint venture audits, attestation procedures related to cost certifications and government compliance, consultations on accounting issues, and due diligence procedures. Each year the Audit Committee will review the proposed services to ensure the independence of the independent auditors is not impaired.

Pre-approval will occur each year coincident with pre-approval of Audit services. Company management will monitor the engagement of the independent auditors for Audit-Related services using designated process owners. This process will help provide assurance that the aggregate dollar amount of services obtained does not exceed pre-approval amounts at any time, and that new engagements not initially identified are pre-approved prior to commitment.

Tax Services

The Audit Committee concurs that the independent auditors may provide certain Tax services without impairing independence. These services include preparing local tax filings and related tax services, tax planning, preparing individual employee expatriate tax returns, and other services permitted by applicable securities regulations. The Audit Committee will not permit engaging the independent auditors (1) in connection with a transaction, the sole purpose of which may be impermissible tax avoidance, or (2) for any tax services that may be prohibited by applicable securities rules now or in the future. Company management will monitor the engagement of the independent auditors or other firms for such Tax services to help provide assurance that aggregate dollar amounts of services obtained from the independent auditors do not exceed pre-approval amounts at any time.

All Other Services

The Company does not envision obtaining other services from the independent auditors, except for the Audit, Audit-Related, and Tax services described previously. If permissible other services are requested by the Company, each engagement must be pre-approved by the Audit Committee. Such requests should be supported by endorsement of the Chief Financial Officer prior to review with the Audit Committee.

Appendix B to Annual Information Form

Prohibited Services

Current securities regulations specify that independent auditors may not provide the following prohibited services: Bookkeeping, Financial Information Systems Design and Implementation, Appraisals or Valuation (other than Tax), Fairness Opinions, Actuarial Services, Internal Audit Outsourcing, Management Functions, Human Resources such as Executive Recruiting, Broker-Dealer Services, Legal Services, or Expert Services such as providing expert testimony or opinions where the purpose of the engagement is to advocate the client’s position in an adversarial proceeding. Company personnel may not under any circumstances engage the independent auditors for prohibited services. Potential engagements not clearly permissible should be referred to the Chief Financial Officer.

Delegation

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the independent auditor.